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05007644

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sandvik

*CURRENT ADDRESS

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1423 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/5/05

Sandvik

Annual Report 2004

Sandvik

Annual Report 2004

Sandvik Aktiebolag; (publ) Corporate registration number 556000-3468

Contents

Strong growth and high profitability

- Strong organic growth, +15%
- Profit after financial items, +54%, highest ever
- Earnings per share SEK 17.70, +58%
- Proposed SEK 11.00 dividend, cancellation of repurchased shares and redemption of shares to a value of about SEK 4,000 M

The year 2004 was a very successful year for Sandvik. Sales amounted to SEK 54.6 billion and profit after financial items rose to SEK 6.5 billion, the highest level in Sandvik's history. As a result of a strong industrial climate, increased market shares and continued efficiency enhancement, the Group advanced its position as a global market leader in its core businesses.

The positive development in the world economy that started at the end of 2003, successively gained momentum during 2004, creating increased activity within most markets and industries. As a result, the business climate was favorable for Sandvik, which has an extensive global presence and a broad range of products, customer segments and markets. The strategy of continuous investments in marketing resources as well as plant and machinery strengthens the competitive advantages and provides positive leverage when demand is high, such as in 2004. Demand for the Group's products and services was particularly strong in Eastern Europe, Asia and South America, where we have a well-established market organization and are a natural partner for domestic and global companies that establish operations in these regions.

STRONG DEVELOPMENT FOR ALL BUSINESS AREAS

Sandvik's largest business area, **Sandvik Tooling**, reported a very strong performance in 2004. Both sales and earnings rose sharply. The brand strategy, with differentiated offerings to customers, was further refined. Extensive investments were made in production technology and capacity, particularly in the US. At the same time, we continued our work to integrate units in a global technology platform to create more efficient and flexible manufacturing and logistics. Two small acquisitions in fast-growing areas further strengthened the business area's competitiveness.

Sandvik Mining and Construction also experienced a successful year in 2004. A large number of new products were introduced and customer interest for higher degrees of automation, mechanization and service contributed strongly to the high growth of the business area. Sandvik Mining and Construction has the broadest product range on the market, particularly in underground mining, which means that customers are offered an increasingly expanding range of total solutions. This strong orientation toward systems sales is an important driving force for future growth.

The extensive program of change under way within **Sandvik Materials Technology** to increase profitability continued. The program involves a changed product mix toward more added value and specialization, enhancing of purchasing and production efficiency and increased service levels. The work to date has been successful and contributed to an improvement in profit and sales during 2004. The business area's orientation on being a leading supplier of highly refined materials is today substantially stronger and more focused.

INCREASED PROFITABILITY

Profit after net financial items increased by SEK 2,278 M to SEK 6,465 M, or 12% of invoicing. The improvement was attributable mainly to the strong organic growth, increased capacity utilization and continued internal efficiency enhancement through cost reductions, increased productivity and consolidation of production and logistics.

Increased capital efficiency is a prioritized area within the Group. Working capital (net) declined during the year to 29% of invoicing. Lower tied-up capital in inventories, accounts receivable and fixed assets is an important driving force for profitable growth. Productivity as well as flexibility and quality increase, while concurrently service to the customers improves.

Higher sales and earnings combined with increased capital efficiency resulted in a return on capital employed of 19.4%, a strong improvement compared with 2003.

HIGHER CUSTOMER VALUE

A basic condition for customer value and profitable growth is technical and commercial leadership. A global sales organization, market-oriented research and development as well as proprietary production technology and manufacturing ensure quality, cost-efficiency, flexibility and high service level.

During the last ten years, Sandvik has invested about 4% of sales in research and development on an average. Today, we have more than 2,000 specialists within R&D who are active with materials, application and product development in close cooperation with the customers. Proof of this innovative capability is that the number of patents currently comes to some 4,300.

SHAREHOLDER VALUE IN FOCUS

The Sandvik share shall be an attractive investment. The goal is that dividend should be at least 50% of earnings per share and combined with stock price performance generate a value growth that is higher than the average for our industry. The total return in the past ten years amounts to an average of 12% annually.

Sandvik's more than 140-year-old success formula is to improve, change and renew – to continuously prioritize the development of new, value-creating offerings to our customers. The Group's profitable growth is a result of successful introductions of new products and services, extensive global presence and continued internal efficiency improvements. Sandvik is very well positioned for continued profitable expansion in prioritized areas.

Sandviken, February 2005



Lars Pettersson
President and CEO

This is
Sandvik

THE WORLD IS OUR MARKET

Sandvik is a global industrial group represented in 130 countries. Local presence and proximity to the customer has always been the foundation of Sandvik's operations. This ensures that we can understand and meet the customers' demands in a proper manner. We are a global company, but act as a local partner.

SEK 55 BILLION IN SALES

Sandvik's sales were about SEK 55 billion in 2004. Operations focus on products and solutions with high technology content that offer customers a distinct added value. Sandvik holds a strong position within its selected market segments and is well positioned for continued profitable growth.

THREE BUSINESS AREAS

Sandvik's operations are organized into three business areas: Sandvik Tooling, which develops, manufactures and sells tools for metal cutting, Sandvik Mining and Construction, which is a leading supplier to the mining and construction industries, and Sandvik Materials Technology, which is active in materials and process technology. The Group holds a market-leading position in all these areas.

PRODUCTIVITY AS DRIVING FORCE

Industries worldwide need continuously to increase their productivity and profitability. Sandvik makes this possible. Our objective is to offer products and services to assist our customers to achieve their goals.

4% ON RESEARCH AND DEVELOPMENT

Research and development within selected niches and in close cooperation with customers is one of the cornerstones for the Group. Sandvik invests more in R&D than its competitors. The average for the Group is about 4% of sales annually.
A key element in the strategy is to protect the technical innovations and Sandvik currently has about 4,300 valid patents.

A MULTICULTURAL COMPANY

Sandvik has about 38,000 employees worldwide. Nearly 22,000 persons work within production and about 10,000 in sales. The number of employees active in R&D and quality assurance is slightly more than 2,000 and more than 1,000 are involved in information technology.

A LIVING BUSINESS PHILOSOPHY FOR MORE THAN 140 YEARS

Göran Fredrik Göransson established Sandvik in 1862. One of the fundamental ideas was to work close to the customers as an innovative partner. This business philosophy has always been and remains the guiding principle for Sandvik's activities.

FOCUSING ON KEY CUSTOMER SEGMENTS

Sandvik focuses on customer segments in which the company is, or has the potential of becoming, a world leader. Approximately two thirds of sales are attributable to products for industrial consumption, including service, and about one third to capital investment goods.

The Sandvik share

SHARE PRICE DEVELOPMENT

Sandvik's total market capitalization at year-end 2004 was SEK 71 billion (64), and the share price at year-end was SEK 268.00. In terms of value, the Group was the 10th (11th) largest company on the Stockholm Stock Exchange. Sandvik's market capitalization rose 10% during the year, after an increase of 28% in 2003 and a decline of 13% during 2002. The Stockholm Stock Exchange All-Share Index increased 16%.

During the most recent 10-year period, the Sandvik share price, including reinvested dividend, rose an average of 12% annually. The comparable increase for the All-Share Index at the Stockholm Stock Exchange was 8%.

The Sandvik share ranked 9th (10th) among the most actively traded shares on the Stockholm Stock Exchange during 2004. A total of 399 million shares (409) were traded. The turnover was 151% (156).

LISTINGS

Sandvik has been listed on the Stockholm Stock Exchange since 1901. The total number of shares at year-end was 263,566,796 (incl. treasury shares) and the number of shareholders was 59,382. The Sandvik share can also be traded in the US in the form of ADRs (American Depositary Receipts) with the ticker "SAVKY". The number of outstanding ADRs was 1,884,530 at year-end.

The Sandvik share was delisted from the London Stock Exchange in March 2004. The main reason for the delisting was that trading in the Sandvik share on the London Stock Exchange was very limited thus not justifying the costs for a continued listing. Sandvik is now officially listed only on the Stockholm Stock Exchange.

DIVIDEND POLICY

The principal financial objective of the Sandvik Group is to generate attractive capital return and value growth for those who invest in the Sandvik share. The goal is that the Sandvik share dividend and value growth shall exceed the engineering industry's average and that shareholders shall receive a dividend of at least 50% of the earnings per share.

With the proposed dividend (SEK 11.00 per share), the increase in dividends has averaged 11% annually from and including 1994. The dividend comprises 62% of earnings per share in 2004. The average payout ratio during the past 10 years is 67%. Earnings per share was SEK 17.70 in 2004.

As part of a further adaptation of the company's capital structure according to established objectives, the Board proposes to the Annual General Meeting 2005 that some SEK 4 billion, or about SEK 16 per share, be distributed to the shareholders under a redemption offer. In total, this means that about SEK 27 per share is being distributed to the shareholders corresponding to about 10% of the market price at 31 December 2004.

SHAREHOLDERS

The ten largest shareholders hold about 41% of the total number of shares. At year-end 2004, 38% (38) of the shares were held by shareholders outside Sweden.

SANDVIK AND MSCI EUROPE MACHINERY INDEX



SEK
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
SANDVIK
MSCI EUROPE MACHINERY

SANDVIK AND THE STOCKHOLM STOCK EXCHANGE



SEK
Number
350
300
250
200
150
100
50
0
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
Source: EcoWin
SANDVIK
STOCKHOLM STOCK EXCHANGE ALL-SHARE
NUMBER OF TRADED SANDVIK SHARES ('000)

The ten largest shareholders in Sandvik at year-end 2004 were:

Ownership group	Holding (%)
AB Industrivärden	10.4
JP Morgan Chase Bank*	9.8
State Street Bank and Trust Co*	6.3
SHB Pension Foundation	3.4
Robur Funds	2.4
AMF Pension Insurance	2.4
Nordea Funds	2.1
SHB Funds	1.9
SEB Funds	1.4
Northern Trust Company*	1.2

* nominee-registered shares

REPURCHASE OF SHARES

Sandvik's Annual General Meeting on 6 May 2004 approved a Board proposal to prolong its mandate to repurchase shares in the company. As a result of the decision, the company is entitled to reacquire up to 10% of the total number of shares, corresponding to about 26.3 million shares. At year-end 2004, 16.5 million shares (6.3%) had been repurchased at a total purchase sum of SEK 3,938 M (average price SEK 238).

SHAREHOLDER STRUCTURE IN SANDVIK AB 31 DECEMBER 2004



Repurchased by Sandvik, 6.3%
Nordea Funds, 2.1%
AMF Pension Insurance, 2.4%
Robur Funds, 2.4%
SHB Pension Foundation, 3.4%
AB Industrivärden, 10.4%
Swedish private persons, 9.2%
Other Swedish institutions, 25.4%
Owners outside Sweden, 38.4%

AVERAGE NUMBER OF SANDVIK SHARES TRADED DAILY ON THE STOCKHOLM STOCK EXCHANGE ('000)



462
479
785
788
816
1 241
1 380
1 618
1 576
96
97
98
99
00
01
02
03
04

EARNINGS PER SHARE AND DIVIDENDS PAID, SEK



6.50
7.00
7.00
8.00
9.00
9.50
10.00
10.50
11.00*
11.20
10.15
8.10
14.00
14.20
14.40
13.70
11.20
17.70
96
97
98
99
00
01
02
03
04
Earnings
Dividends
* Proposed

The Board proposes to the Annual General Meeting 2005 that these treasury shares be cancelled.

CONVERTIBLE AND OPTION PROGRAMS

The Sandvik Annual General Meeting in 1999 established a participation program directed to employees of the Sandvik Group in Sweden, except those employed by Seco Tools. About 70% of the employees subscribed for convertibles totaling SEK 955 M, corresponding to 4,360,150 shares if fully converted. At the same time, employees outside Sweden were issued 560,900 options yielding the same number of shares. The convertible loan's lifetime was 2 July 1999 – 30 June 2004. The conversion price was SEK 219. In connection with conversion and exercise of options, a total of 4,870,796 shares have been issued resulting in a dilution of 1.9%, and the total number of shares rose to 263,566,796.

In 2000, a program for long-term variable salary to some 300 executives and specialists was introduced. The program is based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation is based on Sandvik's return on capital employed during the preceding year. The options were allocated free of charge in accordance with the principles set out in note 3.5 but the option holder must pay an exercise price set for the shares. In total, 5.1 million options on Sandvik shares have been granted. For further information, see the Board of Directors' Report on page 17.

INDEX

The Sandvik share is included in the following indexes: Stockholm Stock Exchange All-Share, OMX Stockholm 30, OMX, Afv General Index, Findatas yield index, MSCI World Machinery, MSCI Europe Machinery, FTSE Eurotop 300, FTSE Eurotop 100, DJ Stoxx, S&P Euro Plus 200, Alfred Berg Nordic, and Enskilda Engineering index.

RESEARCH

The following companies published research reports on Sandvik during 2004:
ABG Sundal Collier, ABN Ambro, BHF Bank, Carnegie, Cheuvreux, Citigroup, Commerzbank CSFB, Deutsche Bank, Dresdner Kleinworth Wasserstein, Enskilda Securities, Evli, Fischer Partners, Goldman Sachs, Handelsbanken Markets, Human Securities, JP Morgan, Kaupthing, Lehman Brothers, Merrill Lynch, Morgan Stanley Equity Research, Nordea Securities, Société Générale, Swedbank Markets, UBS, Öhman.

Group summary review

Order intake in 2004 rose to SEK 56,500 M (49,830), up 13% in value and up 17% for comparable units, excluding currency effects. Invoiced sales of the Sandvik Group reached SEK 54,610 M (48,810), up 12% in value and up 15% for comparable units, excluding currency effects. Markets outside Sweden accounted for 95% (95) of sales.

Sandvik Group	2004	2003	Change %
Order intake, SEK M	56 500	49 830	+13
Invoiced sales, SEK M	54 610	48 810	+12
Profit after financial items, SEK M	6 465	4 187	+54

Consolidated profit after financial income and expenses totaled SEK 6,465 M (4,187). 2003 earnings included goodwill write-down and restructuring costs pertaining to the subsidiary Precision Twist Drill of SEK 600 M. Earnings per share amounted to SEK 17.70 (11.20). Return on capital employed was 19.4% (13.4).

The Board of Directors proposes a dividend of SEK 11.00 (10.50) per share, corresponding to 62% of earnings per share and representing an increase of 5% from a year earlier.

FUTURE PROSPECTS

During 2004, Sandvik developed favorably in a gradually stronger business climate. As a result of a strengthened market position combined with implemented improvement measures, the Group is well positioned for continued profitable growth. However, changes in currency exchange rates and prices on certain raw materials continue to have a major impact on the Group's earnings.

GOALS FOR THE GROUP

In August 2000, overall Group goals were established. The goals state that organic sales growth shall average 6% annually over a business cycle compared with the earlier goal of 4%. Company acquisitions are in addition. The annual return on capital employed shall average 20%. In 2004, it was further established that the debt/equity ratio shall not be more than 0.7, with 0.5 as a goal over time.

FULFILLMENT OF GOALS

Since the beginning of 1995, the Group has posted an average organic growth of 4% per year and a return on capital employed of 18.3%. In addition, growth through acquisitions adjusted for divestments has averaged 4% annually.

During 2004, organic growth was 15% and return on capital employed was 19.4%. The debt/equity ratio at the end of 2004 was 0.6. The Board has decided to propose to the Annual General Meeting 2005 a redemption program to improve the capital structure of the Group.

DEVELOPMENT OVER THE LAST FIVE YEARS

INVOICED SALES, SEK M


43 750
48 900
48 700
48 810
54 610
00 01 02 03 04

PROFIT AFTER FINANCIAL ITEMS, SEK M
— as % of sales


13
11
10
9
12
5 804
5 606
5 063
4 187
6 465
00 01 02 03 04

RETURN ON CAPITAL EMPLOYED, %


20.3
17.4
15.4
13.4
19.4
00 01 02 03 04

INVESTMENTS IN TANGIBLE FIXED ASSETS, SEK M


2 087
2 627
2 357
3 153
2 967
00 01 02 03 04

NO. OF EMPLOYEES, 31 DECEMBER


34 742
34 848
37 388
36 930
38 421
00 01 02 03 04

Earnings, returns and financial position

EARNINGS AND RETURNS

Operating profit amounted to SEK 7,166 M (4,967), up 44% compared with the preceding year. A goodwill impairment loss and restructuring costs pertaining to the US subsidiary Precision Twist Drill of SEK 600 M charged to 2003 operating profit should then be considered.

Higher sales and production volumes, and the positive impact of the rationalization efforts, had a positive effect on earnings. However, changes in currency rates impacted profits negatively by some SEK 300 M compared with 2003.

Earnings and Returns

	2004	2003
Operating profit, SEK M	7 166	4 967
as a percentage of invoiced sales	13	10
Profit after financial income and expenses, SEK M	6 465	4 187
as a percentage of invoiced sales	12	9
Return on capital employed, %	19.4	13.4
Return on shareholders' equity, %	20.2	12.8
Earnings per share, SEK	17.70	11.20
Diluted earnings per share, SEK	17.60	11.00

Definitions, page 44.

Quarterly trend of profit after net financial items

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2003	1st Quarter	12 080	1 281	11
	2nd Quarter	12 330	1 191	10
	3rd Quarter	11 520	1 103	10
	4th Quarter	12 880	612	5 *
2004	1st Quarter	12 680	1 430	11
	2nd Quarter	13 980	1 664	12
	3rd Quarter	13 570	1 577	12
	4th Quarter	14 380	1 794	12

* Including write-down of goodwill and restructuring costs for Precision Twist Drill.

Financial position

	2004	2003
Cash flow from operating activities, SEK M	5 322	6 421
Cash flow after investments, acquisitions and divestments, SEK M	2 709	3 655
Liquid assets and short-term investments, 31 Dec., SEK M	1 720	1 972
Loans, 31 Dec., SEK M	10 946	10 167
Net debt, 31 Dec., SEK M	13 027	12 128
Net financial items, SEK M	-701	-780
Equity ratio, %	45	46
Net debt/equity ratio, times	0.6	0.5
Shareholders' equity, SEK M	21 856	21 440
Shareholders' equity per share, SEK	88.50	85.80

Definitions, page 44.

Allocations to the profit-sharing plan for employees in wholly owned Swedish companies totaled SEK 150 M (140).

Net financial items amounted to an expense of SEK 701 M (780). The improvement is attributable to lower average borrowing and lower interest rates during 2004. Profit after financial items was SEK 6,465 M (4,187).

Tax expense totaled SEK 1,759 M (1,212), or 27% (29) of profit before taxes. (Excluding non-recurring write-down of goodwill in Precision Twist Drill, the effective 2003 tax rate was 25%.) The tax rate for 2004 was affected by benefits arising from previously unrecognized tax loss carryforwards and by changes in the market mix.

Net profit was SEK 4,453 M (2,788). Earnings per share reached SEK 17.70 (11.20).

Return on capital employed was 19.4% (13.4) and return on shareholders' equity 20.2% (12.8).

FINANCIAL POSITION

Cash flow from operating activities amounted to SEK 5,322 M (6,421). Cash flow after investments, acquisitions and divestments was SEK 2,709 M (3,655). Liquid funds at year-end amounted to SEK 1,720 M (1,972). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 13,027 M (12,128).

Sandvik in 2004 established a new five-year credit facility of EUR 1,000 M. This credit facility, which is the Group's primary liquidity reserve, was unutilized at the end of the year. Under the Swedish bond loan program of SEK 5,450 M, bonds in the amount of SEK 3,446 M are outstanding.

The international credit-rating institute Standard & Poor's has an A+ credit rating for Sandvik's long-term borrowings, and A-1 for short-term borrowings.

WORKING CAPITAL

During the year, extensive work was carried out internally to improve capital efficiency resulting in a reduction of the amount of capital tied up relative to invoiced sales.

Working capital at the end of the year amounted to SEK 16,637 (15,582), which was 29% (31) relative to invoiced sales.

The value of inventories amounted to SEK 13,459 M (12,147) at year-end, or 23% (24) relative to invoiced sales.

Accounts receivable at year-end totaled SEK 9,939 M (9,252), which was 17% (18) relative to invoiced sales.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end amounted to SEK 21,856 M (21,440), or SEK 88.50 (85.80) per share. The equity ratio was 45% (46).

CAPITAL EXPENDITURES

Of the investments in tangible fixed assets, SEK 234 M (361) pertained to Sandvik Mining and Construction's fleet of rental machines.

The purchase consideration for company acquisitions during the year was SEK 311 M (107). Proceeds from sale of companies and shares amounted to SEK 468 M.

	2004	2003
Investments in property, plant and equipment, SEK M	2 967	3 153
as a percentage of invoiced sales	5.4	6.5

Investments in internally generated intangible assets amounted to SEK 297 M (274).

PROPOSED REDEMPTION OF SHARES

The Board has decided to propose to the Annual General Meeting on 3 May 2005 to pass a resolution to redeem shares to a value of some SEK 4,000 M. Under such proposal, the exact terms and conditions for the redemption process will be established one month prior to the Annual General Meeting. Such redemption requires an extra meeting of shareholders in June 2005. It is expected that the entire redemption process will be completed during the month of July. In order to preserve the share capital of the company, thereby also offering shareholders a more flexible and quicker procedure, the proposal to the shareholders' meeting will also include that retained earnings be transferred to the legal reserve, that a new class of shares be created, i.e. redeemable C shares, and that such C shares be first issued and then redeemed.

The redemption is in line with adapting the capital structure in accordance with established financial goals.

REPURCHASE OF OWN SHARES

Sandvik, in accordance with the Annual General Meeting decision in May 2004, is authorized to repurchase a total of 10% of the company's shares. The authorization is valid until the next Annual General Meeting, 3 May 2005. During the year, 7,825,000 shares have been reacquired at a total purchase sum of SEK 2,048 M, i.e. at an average price of SEK 262 per share. At 31 December 2004, Sandvik held 16,522,000 treasury shares, corresponding to 6.3% of the total number of shares (263,566,796). The purchase sum was SEK 3,938 M, which meant an average price of SEK 238 per share.

CANCELLATION OF TREASURY SHARES

The Board has decided to propose to the Annual General Meeting that 16,522,000 shares already reacquired be cancelled. It is intended that this measure be coordinated with the proposed redemption program.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

Parent Company invoiced sales amounted to SEK 12,984 M (11,974) and operating profit was SEK 847 M (1,018). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets at 31 December 2004 amounted to SEK 3,005 M (3,110). Investments in fixed assets amounted to SEK 836 M (1,083).

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2004 was 7,239 (6,991).

Other than in Sweden, the Parent Company's operations are carried out in a number of countries, mainly through representative offices.

EFFECTS OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Sandvik as from 1 January 2005 will apply the International Financial Reporting Standards (IFRS) endorsed by the European Commission. The 1st quarter interim report 2005 will be the first financial report that Sandvik provides in accordance with IFRS. Comparative figures will be restated as from 1 January 2004. Detailed information on the effects of the transition will be published 31 March 2005.

The major effects on the comparative figures for 2004 relate to:

- restatement of the pension provisions in accordance with IAS 19
- reversal of goodwill amortization in accordance with IFRS 3
- the accounting for share-based payments in accordance with IFRS 2

The application of IAS 39, Financial Instruments, as from 1 January 2005 has preliminarily been estimated to increase equity by some SEK 70 M.

The analysis of the effects of the transition to IFRS is largely completed. The areas where the effects on Sandvik's reported results and financial position 2004 are appraised to be most significant are described and quantified below.

Summary of major – preliminary – adjustments as of 1 January 2004 and estimated effects on 2004 results

Effects on financial position as of 1 January 2004	SEK M
Deferred tax assets	-185 [1]
Provisions for pensions	-528 [2]
Provisions for share-based payments	-34 [3]
Equity	+377 [4]
Net debt	-528 [2]
Effects on 2004 results	
Share-based payments	+12 [5]
Goodwill amortization	+354 [6]
Operating profit	**+366**
Deferred tax expense	-4 [7]
Net profit for the year	**+362**
Effects on key ratios	
Return on capital employed	approx +1%
Return on equity	approx +1%
Earnings per share, SEK	approx 1.50

1) SEK -175 M relating to pensions under IAS 19
SEK -10 M relating to share-based payments under IFRS 2
2) SEK -528 M relating to pensions under IAS 19
3) SEK -34 M relating to net effects of option programs under IFRS 2
4) SEK +353 M relating to pensions under IAS 19 and SEK +24 M to option programs under IFRS 2
5) SEK +12 M relating to net effects of option programs under IFRS 2
6) SEK +354 M relating to reversal of goodwill amortization under IFRS 3
7) SEK -4 M relating to net effect of option programs under IFRS 2

For further information refer to the section on Accounting Principles.

OTHER CHANGES

In connection with the transition to IFRS, the minority interests in shareholders' equity will be reclassified and included in the Group's shareholders' equity.

IAS 32 and *IAS 39*, *Financial Instruments: Disclosure and Presentation* and *Recognition and Measurement*, respectively, both dealing with financial instruments will be applied as from 1 January 2005. No restatement of 2004 reporting is required. The new rules essentially imply that most financial instruments, including derivative instruments, be marked to market. The rules that shall or may be applied by the end of 2005 have not yet in all respects been specified. The rules for, inter alia, hedge accounting are still being deliberated by the IASB and there may be changes to the standard already in 2005. A preliminary estimate of the effect of recognizing market values by 1 January 2005 indicates a positive effect on equity of about SEK 70 M.

Sandvik has applied hedge accounting for the major part of hedges of forecast transactions. These so-called cash flow hedges relate to hedging of projected sales and firm orders. IAS 39 as currently promulgated does not allow Sandvik to apply hedge accounting to its projected sales in 2005 meaning that changes in the market value of Sandvik's foreign exchange derivative instruments entered into for hedging purposes shall be taken to income. The current deliberations within the IASB on changes in IAS 39, however, may later in 2005 result in a possibility to apply hedge accounting.

Sandvik has entered into a number of interest-rate swaps allowing Sandvik to pay a fixed interest and to receive variable interest. These interest-rate swaps are marked to market with the effect reported in financial items. Marking these interest swaps to market will lead to some volatility in reported results over the term of the agreements while the cumulative effect of the agreements will not change.

The summarized information on the effects of the transition to IFRS has been compiled based on the IFRSs expected to be in force by 31 December 2005. Amendments to the IFRSs are made continuously as are endorsements by the EU and, accordingly, there may be additional changes.

Market conditions

The global economic upturn during 2004 was the strongest since the boom of 2000. During the year, industrial production within OECD increased by 4%. The increase in industrial production was weak during the early parts of the year but accelerated during the 2nd and 3rd quarters and then again weakened somewhat during the 4th quarter. Growth in North and South America and Asia reached 4% and 8%, respectively, while the growth rate in Europe was stable at 2%, with more rapid growth in Eastern Europe. The historic very high oil price and raw material shortages, in particular for base metals, restrained industrial growth, particularly towards the end of the year.

The US exhibited strong industrial growth of 4% throughout the year, better than during 2003. Mexico and Brazil both showed strong growth during the year and industrial production reached its highest growth rate towards mid-year. The growth rate was 8% for Brazil and 4% for Mexico, the highest levels reached since 2000.

Within the European Union, industrial growth was moderately positive and stable at 2% during 2004. The new EU member countries, however, exhibited a double-digit growth while growth in several of the traditional Western European industrial nations was weak. Germany reported a stronger growth of 3% as a consequence of strong export demand from North America and Asia.

Asia continued in 2004 to be the part of the world posting the strongest growth. Total growth in Asia during 2004 was about 8%. The strong industrial growth continued in China, South Korea and Taiwan, with increases of 10 – 20%. China reported a growth rate of more than 20% during the early parts of the year declining towards the latter part of the year towards 15% as a consequence of efforts by the authorities to avoid an overheated economy. Energy shortages and steeply increased prices for base metals also slowed down the Chinese growth. India, having earlier mainly exhibited service sector growth, reported growth in the industrial sector during 2004 of about 8%.

INCREASED DEMAND IN THE MARKETS OF SANDVIK'S CUSTOMERS

Demand continued to be favorable in many industrial sectors. The automotive industry developed positively during 2004 posting a global increase of about 4 – 5%. The growth was partly driven by heavy vehicles manufacturing. Growth in the passenger car market was rather weak in North America and within the EU. Passenger car production in Asia, including Japan and China, showed strong growth. Development of the aerospace industry was positive during 2004 as a consequence of the production start for new types of aircraft.

Growth in the mining industry was strong during the year, especially in Chile and China. Australia and South Africa reached historic high growth levels. Prices continued to be favorable for the mining industry, both for base and precious metals. The growing demand in China for metals by the construction and general engineering industries was a decisive factor for the strong development in prices for base metals.

The construction industry developed positively during 2004, although with regional variations. Development in North America and Asia was positive while it was weaker in Europe. In China, the construction industry's output value rose by more than 20%.

The general engineering industry globally posted favorable growth during the year, in particular for investment products. Growth was most pronounced in North America, Japan and China. Several European countries, above all Germany, also reported an increase in the production of machinery.

Sales

Europe showed positive development in demand during the year, driven mainly by the strong demand from the US and Asia. Order intake in NAFTA was strong as a consequence of continued high industrial activity in the US. The business climate in South America continued to strengthen during the year and order intake developed favorably. Demand in Australia was good in connection with continued high activity in the mining industry. Demand in Africa was mixed as the investment climate in South Africa weakened during the year. The positive trend continued in Asia, with high order intake. Order intake in Japan was also favorable as a result of a positive development in the electronics industry.

Order intake by market area

	2004	Share	2003	Change	
	SEK M	%	SEK M	%	*
Europe	26 760	47	23 997	+12	+13
NAFTA	11 171	20	10 086	+11	+27
South America	2 776	5	2 130	+30	+24
Africa, Middle East	3 350	6	3 079	+9	+6
Asia, Australia	12 443	22	10 538	+18	+22
Group total	56 500	100	49 830	+13	+17

* Change compared with year earlier excluding currency effects and company acquisitions.

Invoiced sales by market area

	2004	Share	2003	Change	
	SEK M	%	SEK M	%	*
Europe	26 141	48	23 402	+12	+13
NAFTA	10 651	20	10 270	+4	+18
South America	2 757	5	2 034	+36	+28
Africa, Middle East	3 454	6	3 159	+9	+7
Asia, Australia	11 607	21	9 945	+17	+20
Group total	54 610	100	48 810	+12	+15

* Change compared with year earlier excluding currency effects and company acquisitions.

Invoiced sales in the 10 largest markets

	2004	2003	Change
	SEK M	SEK M	%
US	8 612	8 299	+4
Germany	5 434	5 034	+8
Australia	4 049	3 548	+14
Italy	3 612	3 397	+6
France	2 965	2 774	+7
Sweden	2 749	2 326	+18
UK	2 330	2 044	+14
Japan	2 191	1 962	+12
South Africa	2 061	1 757	+17
Brazil	1 543	1 111	+39

SANDVIK TOOLING

Business area Sandvik Tooling's overall demand increased throughout the year, with growth posted in all regions. Eastern Europe, South America, Africa/Middle East and Asia posted the highest growth. Demand developed strongly in North America and also increased in Europe.

SANDVIK MINING AND CONSTRUCTION

Business area Sandvik Mining and Construction's order intake developed very well during the year. Demand was strong in most regions except North America, which posted somewhat weaker development. Metal prices rose sharply and demand for base and precious metals was strong throughout the year. As a result of the strong demand, investments by customers to increase capacity and production rose.

SANDVIK MATERIALS TECHNOLOGY

Business area Sandvik Materials Technology's order intake was strong during the year. The market situation in both Europe and NAFTA improved and the positive trend in South America, Asia and Australia continued. The market for niche products for the oil/gas, automotive and electronics industries was favorable as well as the market for standard products for the general engineering industry. Demand for consumer-related products also improved.

Business areas

The Group's order intake and invoiced sales by business area are presented in separate tables. The listed company **Seco Tools** – slightly more than 60% owned by Sandvik corresponding to nearly 90% of the voting rights – publishes its own Annual Report with comments on its operations.

SANDVIK TOOLING

Sandvik Tooling's order intake amounted to SEK 19,584 M (18,187), an increase of 14% compared with the preceding year for comparable units, excluding currency effects. Invoiced sales amounted to SEK 19,227 M (18,090), up 11% for comparable units, excluding currency effects. Exchange rate changes affected sales negatively by 3%.

The positive sales development was driven by favorable market factors, market share gains and a positive price trend. Development was particularly positive in such growth regions as Eastern Europe, South America and Asia. In the more established markets, North America grew faster than Western Europe. Growth was more pronounced for cemented-carbide tools than for high-speed steel tools, which is in line with the established strategy.

Operating profit was SEK 3,737 M (2,286), or 19% of invoiced sales. Profit was positively affected mainly by increased sales, higher prices and high capacity utilization. The continued rationalization and efficiency program within production and distribution also contributed to the improved results. In all, this substantially improved reported results despite the negative currency effects. The sale of Walter AG's grinding machine operations had a SEK 110 M positive effect on reported results. Write-downs of certain fixed asset as a result of impairment tests affected earnings negatively.

The core business was more clearly defined and strengthened by the divestment of the Walter machine division and the acquisitions of Werner Schmitt (Germany), Alpen Ferramentaria (Brazil), and Technical Tooling (US).

The number of employees at 31 December was 15,048 (14,869).

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction's order intake developed strongly during the year and amounted to SEK 17,162 M (14,888), an increase of 17% for comparable units, excluding currency effects. The high world market prices for base and precious metals prolonged the high mining activity. During the year, however, the investment climate in South Africa was negatively affected by the weakened USD and increased local costs. The construction industry registered high activity, in particular in Europe, NAFTA and China.

Invoiced sales amounted to SEK 16,617 M (14,299), an increase of 20% for comparable units, excluding currency effects. Exchange-rate effects impacted sales negatively by 1%. The main reasons for the strong rise in invoiced sales were continued high activity in the mining industry and a favorable development in the construction industry market.

Operating profit was SEK 1,704 M (1,444), or 10% of invoiced sales. Continued high volume and high capacity utilization in most product areas well compensated the negative currency effects.

The number of employees at 31 December was 9,623 (8,654).

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology's order intake amounted to SEK 15,391 M (12,790), an increase of 23% for comparable units, excluding currency effects. The market developed well in all regions, in particular in NAFTA and Asia. The European market also developed well. During the year, a number of significant orders were obtained, including a substantial NAFTA order for steam generator tubes for a total of SEK 300 M and a Japanese order for sorting equipment amounting to SEK 220 M.

Invoiced sales totaled SEK 14,423 M (12,467) up 18% for comparable units, excluding currency effects. Surcharges due to higher raw materials prices affected order intake and invoicing positively by about 7 percentage points which means that comparable increases were 16% and 11%, respectively. Changed currency rates affected sales negatively by 2%. Demand in the oil/gas, automotive and electronics industries was strong. The market for consumer-related products also developed favorably.

Operating profit was SEK 1,259 M (750), or 9% of invoicing. The result improvement was related to a better market climate resulting in larger volumes and higher prices as well as better capacity utilization. In addition, the ongoing program of change and a more favorable product mix affected reported results positively, while currency effects had a negative impact. Damage settlement in a dispute pertaining to the Process Systems product area had a positive effect on reported results. Write-downs of certain fixed assets as a result of impairment tests affected results negatively.

The number of employees at 31 December was 8,350 (7,962).

Group activities include operating expenses for central administration and finance operations and other activities in the Group units not linked to the business areas.

Order intake by business area

	2004 SEK M	2003 SEK M	Change %	Change *
Sandvik Tooling	19 584	18 187	+8	+14
Sandvik Mining and Construction	17 162	14 888	+15	+17
Sandvik Materials Technology	15 391	12 790	+20	+23
Seco Tools	4 344	3 930	+11	+14
Group activities	19	35	/	/
Group total	56 500	49 830	+13	+17

* Change excluding currency effects and company acquisitions.

Invoiced sales by business area

	2004 SEK M	2003 SEK M	Change %	Change *
Sandvik Tooling	19 227	18 090	+6	+11
Sandvik Mining and Construction	16 617	14 299	+16	+20
Sandvik Materials Technology	14 423	12 467	+16	+18
Seco Tools	4 312	3 902	+11	+14
Group activities	31	52	/	/
Group total	54 610	48 810	+12	+15

* Change excluding currency effects and company acquisitions.

Operating profit by business area

	2004		2003	
	SEK M	% of sales	SEK M	% of sales
Sandvik Tooling	3 737	19	2 286	13
Sandvik Mining and Construction	1 704	10	1 444	10
Sandvik Materials Technology	1 259	9	750	6
Seco Tools	809	19	677	17
Group activities	-343	/	-190	/
Group total	7 166	13	4 967	10

CHANGES IN THE GROUP

Company acquisitions and divestments

In March, Sandvik Mining and Construction acquired 51% of the shares in the Brazilian company Manuseio de Granéis Sólidos S.A. (MGS) based in São Paulo. MGS belongs to the Sandvik Materials Handling product area. The company is a leading manufacturer of large overland conveyors. Its customers are the major Brazilian mining companies, ports and other bulk materials handling companies. It has 65 employees and reported net sales of about SEK 240 M in 2003.

On 31 August, Walter AG in the Sandvik Tooling business area divested its grinding machine operations. Net sales amounted to SEK 700 M in 2003 and the number of employees was 388.

In August 2004, Walter AG acquired the German company Werner Schmitt PKD-Werkzeug, a manufacturer of hole machining tools. It reports net sales of about SEK 80 M and has some 80 employees. The company is included in Sandvik's consolidated accounts as from October 2004.

On 3 December, Sandvik Tooling acquired the US tooling company Technical Tooling, Inc (TTI). TTI is the market leader in precision tooling for aluminum cans manufacturing in the US. Annual net sales amounts to about SEK 50 M. TTI has about 50 employees and is included in Sandvik's consolidated accounts as from December 2004.

Research, development and quality assurance

Advanced research in selected niches is a basis for Sandvik's development. Sandvik invests more in research, development and quality assurance than its competitors within respective areas of operations. The Group's expenditure during 2004 amounted to SEK 1,870 M (1,860), corresponding to 3.4% of invoiced sales, SEK 109 M (127) of which is recognized as assets in the balance sheet. More than 2,200 employees work in this field, many of which are highly educated and competent specialists.

Sandvik Tooling carries on research and development of tool materials and production processes for the entire business area at several competence centers around the world. Product and application development by the brands is conducted in close cooperation with customers.

Sandvik Mining and Construction's main development units are located in Finland, Sweden, Austria and the US. Sandvik Materials Techology's R&D center for stainless steel and special alloys in Sandviken is among Europe's largest. The business area also has an R&D unit in Hallstahammar for ceramic and metallic resistance materials.

A considerable number of new products have been launched or further developed during the year.

SANDVIK TOOLING

Within Sandvik Tooling, development work continued in all areas of the manufacturing process and new methods were developed for the production of metal powder, insert blank pressing techniques, and surface coating of tools. These efforts resulted in the application and approval of about fifty patents with virtually global coverage within Sandvik Tooling's field of activities.

During the year, a considerable number – about 4,500 – of unique and productivity enhancing products were brought to the market by the various Sandvik Tooling brands. Among other products, Sandvik Coromant launched the TwinTool tooling system for reducing set-up times for tools, tools specifically designed for work on small components and tools combining milling and turning which reduces time for mounting the components. Walter enlarged its successful series of inserts under the Tiger·tec® trade mark from being primarily designed for drilling, milling and turning of cast iron to also machine steel. Valenite, aided by Sandvik Tooling's common technology platform, continued to develop and introduce a large number of new products.

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction continued the introduction and development of its new technology for automated mine operations, AutoMine®, thereby achieving further commercial success. During the year, the business area continued its investments in equipment for mines with low working heights, introducing a new ARM 1100 mining machine from Voest-Alpine Bergtechnik for the extraction of platinum ore among other applications. Tamrock enlarged its Axera series with drill rigs that improve performance and safety and are easier to maintain.

An additional contribution to the series of underground trucks is Toro 60 which due to its flexibility and compactness loads 20% more than other trucks of its size. A surface drill rig has been developed in the Ranger series, among other applications for use in open-pit mines and contracting work under difficult soil conditions.

Sandvik MC Tools introduced TriSpec, a new tool for milling of asphalt, with considerably longer useful life than the conventional tools used in this application.

Rammer launched a new series, the In-series, of hydraulic hammers that require almost no maintenance. Sandvik Rock Processing introduced a new mobile crusher, Crawlmaster 1208i.

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology develops materials and products in close cooperation with its customers in order to increase the extent of automation and productivity and to reduce energy consumption and impact on the environment.

An entirely new and unique product program of so-called surface technology products was introduced during the year. The manufacturing technology is based on a new method to coat stainless precision strip with different kinds of surface layers, for example nickel, silver or copper. This opens new patent-protected possibilities to give the strip a combination of different properties – one side could for instance be coated with a layer for enhanced surface conductivity. It is also possible to furnish the strip with a colored, decorative surface which is more formable than would be possible to attain with a lacquered surface.

A new generation of duplex steel grades for seamless tubes (Sandvik SAF2906™ and Sandvik SAF3207HD™) has been introduced. Among other applications, the new materials are used in tubes for so-called umbilicals in the oil/gas industry. They are able to withstand higher temperatures and pressure and are more corrosion-resistant than competing materials in the market.

A new unique alloy, Sandvik Sanicro 36Mo™, was introduced for wire in continuous lengths of up to 10,000 meters, so-called wirelines, utilized by the oil/gas industry, among other applications, to control oil wells at the sea bed. The new alloy combines high strength with superior corrosion resistance.

During the year, Kanthal launched a new material for radiant and protection tubes in industrial furnaces – Kanthal APMT™. The material requires less maintenance, has longer life and improves productivity for the customer. Kanthal Globar® SD, a new silicon-carbide heating element with a long lifetime was launched for different types of industrial furnaces at the beginning of the year.

The Sandvik Nanoflex® material was developed for use in additional application areas, including the sports sector. A new material for spring wire for the textile industry, Sandvik Santex™, was launched and is used, among other areas, in advanced industrial high-speed looms.

The business area continued its strong focus on materials for the medical-technology industry. A number of advanced materials for the manufacture of implants and various surgical and dental instruments are marketed under the brand name Sandvik Bioline®.

Personnel

The number of employees at year-end was 38,421 (36,930). For comparable units, the number of employees increased by 1,609 (2003: decrease 367).

	2004	2003
Number of employees, 31 Dec.*	38 421	36 930
Average number of employees		
Women	6 525	6 490
Men	31 150	30 647
Total	37 675	37 137

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

At 31 December 2004, the number of persons employed by the Group in Sweden was 10,057 (9,798).

Details regarding personnel costs and the average number of employees are provided on pages 46–48.

STRUCTURAL CHANGES

Sandvik signed an agreement with Accenture for the outsourcing of some of its administrative Human Resources (HR) services. The agreement is for ten years and applies in the first phase to the US, Finland and Sweden but is intended to include other countries at a later stage. Under the agreement, some of the tasks currently performed by Sandvik personnel will be handled by Accenture. The agreement aims at focusing Sandvik's own personnel administration on such important HR matters as recruiting leaders, making competence available and developing competence.

EMPLOYEE PROFIT-SHARING AND BONUS PROGRAM

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly owned companies in Sweden. The Group's return during 2004 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing fund.

A participation program was decided by the Annual General Meeting in 1999 directed to employees in Sweden, except those employed at Seco Tools. About 70% of the employees subscribed for convertibles totaling SEK 955 M corresponding to 4,360,150 shares if fully converted. At the same time, employees outside Sweden were issued 560,900 options yielding the same number of shares when exercised. The convertible loan's lifetime was 2 June 1999 through 30 June 2004. The conversion price was SEK 219. In connection with conversion and exercise of options, a total of 4,870,796 shares have been issued resulting in a dilution of 1.9% and an increase in the total number of shares to 263,566,796.

A program was established in 2000 to offer a long-term variable salary to some 300 executives and specialists in the Group. The program is based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation is based on Sandvik's return on capital employed during the preceding year. The allotment, at no cost to the employee, was made in accordance with the principles set out in Note 3.5 but the option holder must pay an exercise price set for the shares. In accordance with Swedish accounting practice, Sandvik reports no expense in the income statement in connection with the allotment. The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders.

Based on 2003 returns and in accordance with this long-term program for variable salaries, the Board decided in February 2004 to allot options with a total value of SEK 13.4 M to some 300 executives and specialists in the Group. The value of each option calculated in accordance with the Black&Scholes valuation model was SEK 42.50. Based on an analysis of historical volatility of the company's stock market price, volatility during the term of the option was estimated at 28%. Some 25% of the maximum number of options were allotted. The number of options is 312,000, 10,000 of which to the President and 25,000 to the other members of senior executives management. The option exercise price is SEK 267, 110% of the average share price during the three trading days following publication of the 2003 year-end financial report.

Details pertaining to the allotment of options and how the option plan has affected profit for the year are presented in Note 3.5.

Under a financial arrangement, the effects on the company's costs caused by future increases in the quoted price for the Sandvik share are limited.

The Board also decided not to initiate a new program for long-term variable salary for fiscal year 2004.

Environment

GOALS

Sandvik has a common environmental and work environment policy for all business areas. One environmental goal is that all manufacturing units shall be certified in accordance with the environmental management system ISO 14001. The certification process as such provides basic environmental training to all employees. The environmental management system contributes to a constant improvement of the external environment and the work environment, and often also to cost savings.

Three overall Group goals for improvements of the environment have been set.

- reduction of energy and raw materials consumption
- reduction of emissions to air and water
- increase in materials-recycling, both internally in the manufacturing processes and externally by recycling of our products.

CERTIFICATION

By the end of 2004, some 95% of the Group's manufacturing units were certified.

ENERGY CONSUMPTION

Sandvik Material Technology's plants in Sandviken, Sweden, account for the largest energy consumption. A planning and monitoring system has been implemented in Sandviken during 2004 in order to attain a more effective energy consumption. The fact that electricity consumption measured by SEK unit of billing, as shown in the diagram, was still largely unchanged compared with 2003, despite increased sales, is attributable mainly to a delibarate substitution of fossil fuels for electricity due to the high oil price.

RAW MATERIALS CONSUMPTION

Sandvik Material Technology's plants in Sandviken, followed by Sandvik Tooling's works in Gimo, Sweden, are the major users of raw materials in the Group. At Sandvik Materials Technology, raw materials comprise mainly nickel, chromium and molybdenum, either in metal form or as part of the scrap metal which is also the main supply of the iron in the steel. Increasing the yield in the processing is a continuous effort. The business area also strives to reduce the nickel content while preserving the properties of steel, mainly by substituting manganese and nitrogen for some of the nickel content. In special cases, mainly in steel for medical applications, nickel may be fully replaced. Nickel consumption is further reduced by replacing nickel in metal form through increased use of scrap metal with high nickel content.

The most important raw materials for Sandvik Tooling are tungsten and cobalt as well as more rare elements such as tantalum. Materials development and improved capacity for recycling is carried out to protect the environment and to achieve an environment-effective consumption. Among other actions, improved recycling of tantalum is an important goal.

CARBON DIOXIDE EMISSION
Sandvik Group, total
tons/SEK M in invoicing



2.8
2.9
3.2
3.2
3.1
00
01
02
03
04

ELECTRICITY CONSUMPTION
Sandvik Group, total
MWh/SEK M in invoicing



26.6
24.3
22.4
23.8
24.0
00
01
02
03
04

EMISSIONS TO AIR AND WATER

The major environmental impact is linked to the energy-demanding transformation of raw materials to semi-finished goods in the form of billets for steel and special alloys in Sandviken and Hallstahammar, Sweden. All smoke gases are cleaned in smoke-gas treatment plants before being emitted to air. Residual ash is mostly recycled in the steel process or reprocessed. The environmental impact is less at Sandvik Tooling's plants for the processing of cemented-carbide powder, mainly in Gimo, Sweden and Coventry in the UK. The policy governing the emissions to air at those plants, and generally within Sandvik Tooling, is stricter than the requirements imposed by local authorities.

Less usage of fossil fuels has reduced carbon dioxide emissions measured by SEK unit of billing as shown in the diagram.

During 2004, the metallurgical units in Sandviken and Hallstahammar were allocated carbon dioxide emission rights within the EU. The allocation for the first three years match the needs envisaged.

All waste water is cleaned. Chemicals harmful to the environment are handled and destroyed in accordance with environmentally safe methods. Such chemicals are used only to a limited and supervised extent. The most important of these chemicals is trichloroethylene, which is being used as a degreasing agent at only a few production units, mainly for the manufacturing of tubes. Sandvik's long-term goal is to entirely replace trichloroethylene with other degreasing methods. A further decline in consumption was achieved during the year.

MATERIALS RECYCLING

Sandvik Tooling strives to increase recycling of cemented carbide from scrap metals, mainly by repurchasing used inserts from customers for reprocessing. Investments in additional reprocessing plants in the Group are being made. Similarly, Sandvik Mining and Construction has started operations to recover steel and cemented carbide in used, worn out drill bits. Materials recycling is obviously integral to Sandvik Material Techology's production process since purchased scrap iron largely makes up the raw materials used in production together with the scrap and waste materials from its own production and treatment plants.

ENVIRONMENTAL LICENSES

Sandvik's Swedish units conduct licensed operations in accordance with the Swedish environmental legislation at the plants in Sandviken, Gimo, Stockholm, Hallstahammar and Svedala, as well as at a number of other locations in Sweden. In addition, most of the larger subsidiaries outside Sweden conduct operations in compliance with prevailing environmental statutes.

Public environmental reports on the main Swedish operations are submitted each year to the supervisory authority. In these reports, license conditions and compliance with all the various requirements are presented. In other countries, equivalent reports are submitted.

In January 2004, the Swedish environmental court granted Sandvik in Sandviken a new license to produce a maximum of 400,000 tons rollable ingot and casting billets to be further processed in subsequent rolling and forging operations into hot-rolled or mechanically surface treated billets and bars. The license also covers the further treatment into 160,000 tons of tube, strip, wire and rock drill products, special tools and wide conveyor belts.

Management and governance of Sandvik

In a global company such as Sandvik, it is essential to have forms of governance that meet both the company's requirements of uniform conduct in a decentralized organization and the external demands for control and transparency.

THE BOARD

Board procedures

Sandvik AB's Board of Directors consists of ten members, eight elected by the Annual General Meeting, and two appointed by the union organizations, and two union-appointed deputies (see page 61 of the Annual Report).

The majority of the members elected by the Annual General Meeting are independent in relation to the company and management. Of this majority, most members are also independent in relation to the largest shareholders. Management is represented on the Board only by the President. One of the members is from Finland, one from Norway and the remainder from Sweden. The average age of the Board members is 55. Two members of the Board are women. Nine members are shareholders in Sandvik and combined they own some 50,000 shares corresponding to 0.01% of the voting rights in the company.

The Board's work procedures and instructions regarding the distribution of work between the Board and the President are updated and approved at least once a year. The updating shall, among other criteria, be based on the evaluation of the individual and collective work that the Board performs, with the goal of identifying forms of increased value creation for the company.

In addition to monitoring and follow-up of ongoing operations and profit trend, the Board's work has, for example, involved such issues as acquisitions and significant investments as well as matters related to the financial structure. Moreover, a number of managers report on strategic plans and other important matters. The Board's task to inform itself of the progress of the audit and to secure the quality of financial reporting is in the first place handled by an Audit Committee. The chairman of that committee gives a report to the Board at each meeting.

The principal tasks of the Board are to:

- establish the overall goals for the company's operations and the strategy for reaching those goals
- ensure that the company's executive management functions efficiently and is suitably remunerated
- ensure that the company's external financial reporting transparently and objectively gives a fair view of the company's performance, profitability and financial position as well of risk exposures
- ensure that there are effective systems for monitoring and control of the company's operations and financial position compared to the laid down goals
- monitor and evaluate the company's development and to advise and support the President in taking necessary measures
- ensure that there is adequate control of compliance with laws and regulations governing the company's operations
- ensure that necessary ethical guidelines are established for the company's behavior
- decide on acquisitions, divestments and investments
- propose dividends, any repurchase of own shares or redemption of shares to the Annual General Meeting.

BOARD PROCEEDINGS DURING 2004

During the year, the Board met on six occasions, once in connection with a visit to the US subsidiaries.

In the early part of the year, the Board dealt with the brand strategy for the Sandvik Tooling business area. Later, the Board also deliberated Sandvik Hard Materials' strategy for components and cemented-carbide blanks.

In 2004, the Board visited Sandvik in the US and toured Sandvik Tooling's major manufacturing units in New Jersey, Michigan and South Carolina.

The Board also visited the manufacturing works in Sandviken, paying special attention to the investments made in recent years.

In autumn 2004, based on a presentation by the business area management of Sandvik Materials Technology, the Board discussed and decided the goals, strategies and action program for the business area.

The strategy for the Sandvik Mining and Construction business area was dealt with at the last meeting during 2004.

During the year, the Board also followed up on the Group's borrowing strategy as well as the organization of the financial function and activities as regards intangible rights. Human Resources activities were presented to the Board including planning for replacements and the development of a remuneration policy.

Sandvik's updated Group Code of Conduct was approved. The Board continuously monitored the preparation for new accounting principles effective 2005.

The company's auditors reported to the Board in connection with the Board meeting in conjunction with the 2004 Annual General Meeting.

During the year, the Board continued to evaluate its working procedures. Among other actions, this caused the Board to devote more time to increase its knowledge of the company's business and to more thorough discussions of strategic issues.

BOARD COMMITTEES

Remuneration committee

The Board's work procedures prescribe that remuneration to the President and other members of senior executive management shall be proposed by a remuneration committee. The Board's Remuneration Committee has been comprised of Board Chairman Clas Åke Hedström and Arne Mårtensson. The Remuneration Committee's recommendations to the Board include any changes in pension terms or the principles for severance pay, the distribution between fixed and annual variable salary, and any changes in Group executive management's terms.

Remunerations to the Group's President are decided by the Board based on the Remuneration Committee's recommendation. Remunerations to the other senior executives are decided by the President after consultation with the Remuneration Committee.

Audit committee

In February 2004, the Board decided to establish an audit committee. Its members are Anders Nyrén and Georg Ehrnrooth. The Committee met four times during the year. The meetings were attended also by the company's auditors and representatives of management. The President did not attend any meeting. The meetings are minuted, attached to the Board meeting agenda papers and are verbally reported at Board meetings. The areas dealt with by the Committee mainly covered the planning and scope of the external audit and follow-up of the progress of the audit. The Committee further discussed risk control and examined the company's internal control and internal audit activities.

As from 2005, the Committee will have three members.

NOMINATION COMMITTEE

A Nomination Committee has been established in accordance with the decision reached by the Annual General Meeting. Its role is to evaluate the Board's work and to submit to the Annual General Meeting its proposal in regard to the composition of the Board, the appointment of auditors (when on the agenda), and remunerations.

The Nomination Committee is composed of Sandvik's Chairman and representatives of the four largest shareholders. Prior to the Annual General Meeting 2005, the Nomination Committee consists of Carl-Olof By, Industrivärden (Chairman), Curt Källströmer, Handelsbanken Pensionsstiftelse and Pensionkassa, Sarah McPhee, AMF Pension and AMF Funds, Marianne Nilsson, Robur, and Clas Åke Hedström. As Chairman of Sandvik, Clas Åke Hedström does not take part in the recommendations on Board remunerations.

OPERATIONAL MANAGEMENT

Functions

The highest-level operational management of Sandvik is exercised by the President and the Group Executive Management, which comprises the President, two Executive Vice Presidents, the Presidents of Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology, and the Group Vice President Human Resources.

Sandvik's operational structure consists of the Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology business areas. All current business issues are handled within the respective business area.

The Group's decentralized organization enables a global presence to be combined with a sales organization with local knowledge and close contact with customers. As a result, customer needs also guide Sandvik's operational development.

There is a country manager in all countries in which Sandvik has subsidiaries. The country manager's duties include representing Sandvik in relation to public authorities in the country concerned, responsibility for Group-wide issues and ensuring compliance with Group guidelines.

For each country, a member of the Group Executive Management is designated as having an overall responsibility for the operations (*Group Management Representative*). That member is generally also chairman of the local boards of directors, is superior to the country manager and has, inter alia, the task to ensure that the Group guidelines are adhered to.
To support this work, Sandvik has organized *Group Audit Teams* made up by financial managers from the business areas and Group staffs. The teams' reviews of local operations result in actions and programs for improvement. The teams report to the Audit Committee.

THE POWER OF SANDVIK

Guidelines for Sandvik's operations are collected in *The Power of Sandvik*. This publication contains, among other items, an overall *Code of Conduct*.

The Code of Conduct pertains to Sandvik's internal operations, the company's role as a corporate citizen and the company's attitude to customers and suppliers. The code is based on fundamental values with respect to human rights, employment conditions and work conditions as described in the OECD's guidelines for multinational companies, and local laws and regulations.

To ascertain that the Code of Conduct reaches out to all Sandvik employees, Group management has arranged 18 seminars during the year, so-called Fair Play Seminars attended by some 400 managers from all the world. The managers in turn have organized seminars for their staff. The Code of Conduct is reviewed at the seminars and is transformed into action plans for the participants.

Compliance with the Code of Conduct is monitored in several ways, mainly by Group Management Representatives, business area presidents and controllers and by the Group Audit Teams.

Consolidated income statement

Amounts in SEK M		2004	2003 *
Invoiced sales	Notes 1, 2	54 610	48 810
Cost of goods sold	Note 4	-37 340	-33 657
Gross profit		17 270	15 153
Selling expenses		-8 307	-8 579
Of which non-recurring items, including goodwill write-off pertaining to Precision Twist Drill Co.			(-600)
Administrative expenses		-2 148	-1 793
Other operating income		384	291
Other operating expenses		-33	-105
Operating profit	Notes 1, 3, 5, 6	7 166	4 967
Income from securities and loans held as fixed assets	Note 9	23	-11
Other interest income and similar income	Note 10	76	55
Interest expense and similar charges	Note 10	-800	-824
Profit after financial items	Note 28	6 465	4 187
Income taxes	Note 12	-1 759	-1 212
Profit after tax		4 706	2 975
Minority interests		-253	-187
Net profit for the year		4 453	2 788
Earnings per share, SEK	Note 30	17.70	11.20
Earnings per share after dilution, SEK	Note 30	17.60	11.00

* *Comparative figures for 2003 have been adjusted to reflect a reclassification between cost of goods sold and administrative expenses of SEK 160 M.*

Consolidated balance sheet

Amounts in SEK M		2004	2003
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 14	774	511
Goodwill	Note 14	4 024	4 349
		4 798	4 860
Tangible fixed assets			
Land and buildings	Note 14	4 454	4 308
Plant and machinery	Note 14	8 356	7 812
Equipment, tools, fixtures and fittings	Note 14	1 225	1 196
Construction in progress and advance payments for tangible assets	Note 14	1 054	1 676
		15 089	14 992
Financial fixed assets			
Investments in associated companies	Notes 1, 17	413	342
Advances to associated companies		1	1
Other investments held as fixed assets	Note 18	13	28
Deferred tax assets	Note 12	1 361	1 448
Other long-term receivables		845	681
		2 633	2 500
Total fixed assets		22 520	22 352
Current assets			
Inventories	Note 19	13 459	12 147
Current receivables			
Trade receivables		9 939	9 252
Due from associated companies		165	85
Prepaid income taxes	Note 12	609	642
Other receivables		1 324	966
Prepaid expenses and accrued income		1 495	981
		13 532	11 926
Liquid assets		1 720	1 972
Total current assets		28 711	26 045
TOTAL ASSETS	Note 1	51 231	48 397
Assets pledged	Note 27	310	165

Amounts in SEK M		2004	2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital		1 581	1 552
Restricted reserves		6 852	6 593
		8 433	8 145
Unrestricted equity			
Unrestricted reserves		8 970	10 507
Net profit for the year		4 453	2 788
		13 423	13 295
Total shareholders' equity	Note 20	21 856	21 440
Minority interests in shareholders' equity		959	846
Provisions			
Provisions for pensions	Note 23	3 554	3 659
Provisions for taxes	Note 12	841	800
Deferred tax liabilities	Note 12	2 056	2 109
Other provisions	Note 24	834	976
		7 285	7 544
Long-term interest-bearing liabilities			
Loans from financial institutions	Note 13	1 722	2 373
Convertible debenture loans	Notes 13, 25	-	1 022
Other liabilities	Note 13	4 344	3 909
		6 066	7 304
Current interest-bearing liabilities			
Loans from financial institutions		4 956	3 001
Other liabilities		170	136
		5 126	3 137
Noninterest-bearing liabilities			
Advance payments from customers		583	330
Accounts payable		3 731	3 002
Bills payable		60	60
Due to associated companies		57	30
Income tax liabilities	Note 12	749	363
Other liabilities		984	1 003
Accrued expenses and deferred income	Note 26	3 775	3 338
		9 939	8 126
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		51 231	48 397
Contingent liabilities	Note 27	801	843

Consolidated statement of changes in shareholders' equity

Amounts in SEK M	Share capital	Restricted reserves	Unrestricted equity	Total
Shareholders' equity, 31 Dec. 2002	1 552	7 288	14 365	23 205
Effect of change in accounting principles	-	-	-1 053	-1 053
Shareholders' equity 1 Jan. 2003 as restated	1 552	7 288	13 312	22 152
Currency translation differences	-	-	-1 000	-1 000
Net gains and losses not recognized in the income statement	-	-	-1 000	-1 000
Unappropriated earnings of associated companies	-	-1	1	0
Other movements between unrestricted and restricted equity	-	-694	694	0
Net profit for the year	-	-	2 788	2 788
Dividend	-	-	-2 500	-2 500
Shareholders' equity, 31 Dec. 2003	1 552	6 593	13 295	21 440
Currency translation differences	-	-	-412	-412
Net gains and losses recognized in the income statement	-	-	-412	-412
Unappropriated earnings of associated companies	-	72	-72	0
Other movements between unrestricted and restricted equity	-	-847	847	0
Net profit for the year	-	-	4 453	4 453
Dividend	-	-	-2 640	-2 640
Reacquired own shares	-	-	-2 048	-2 048
Issue of shares in connection with conversion of loan and excercise of options	29	1 034	-	1 063
Shareholders' equity, 31 Dec. 2004	1 581	6 852	13 423	21 856

Consolidated cash-flow statement

Amounts in SEK M	2004	2003
Cash flow from operating activities		
Profit after financial income and expenses	6 465	4 187
Adjustment for depreciation and write-downs	2 933	3 346
Adjustment for items that do not require the use of cash	-536	-213
Taxes paid	-1 334	-1 577
Cash flows from operations before changes in working capital	7 528	5 743
Changes in working capital		
Change in inventories	-1 836	70
Change in current receivables	-1 820	115
Change in current operating liabilities	1 450	493
Net cash from operating activities	5 322	6 421
Cash flow from investing activities		
Acquisitions of companies and shares, net of cash acquired	-311	-107
Investments in tangible fixed assets	-2 967	-3 153
Proceeds from sale of companies and shares, net of cash disposed of	468	181
Proceeds from sale of tangible fixed assets	197	313
Net cash used in investing activities	-2 613	-2 766
Net cash flow after investing activities	2 709	3 655
Cash flow from financing activities		
Change in short-term loans	1 937	-3 633
Change in long-term loans	-123	2 533
Reacquisition of own shares	-2 048	-
Proceeds from issue of new shares upon exercise of options	117	-
Dividends paid	-2 799	-2 659
Net cash used in financing activities	-2 916	-3 759
Cash flow for the year	-207	-104
Liquid funds at beginning of the year	1 972	2 175
Effects of exchange rate changes on liquid funds	-45	-99
Liquid funds at end of the year	1 720	1 972

Supplementary information, Note 29.

Parent Company income statement

Amounts in SEK M		2004	2003
Invoiced sales	Note 2	12 984	11 974
Cost of goods sold	Note 4	-10 346	-9 580
Gross profit		2 638	2 394
Selling expenses		-553	-255
Administrative expenses		-1 632	-1 458
Other operating income		419	347
Other operating expenses		-25	-10
Operating profit	Notes 3, 5, 6	847	1 018
Income from shares in Group companies	Note 7	6 362	45
Income from shares in associated companies	Note 8	6	169
Income from securities and loans held as fixed assets	Note 9	-1	-223
Other interest income and similar income	Note 10	162	227
Interest expense and similar charges	Note 10	-366	-355
Profit after financial items		7 010	881
Appropriations	Note 11	85	-178
Income taxes	Note 12	-191	-255
Net profit for the year		6 904	448

Parent Company
balance sheet

Amounts in SEK M		2004	2003
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 15	27	-
		27	-
Tangible fixed assets			
Land and buildings	Note 15	474	499
Plant and machinery	Note 15	3 391	2 791
Equipment, tools, fixtures and fittings	Note 15	310	331
Construction in progress and advance payments for tangible assets	Note 15	624	1 052
		4 799	4 673
Financial fixed assets			
Shares in Group companies	Note 16	6 815	6 712
Advances to Group companies		207	179
Shares in associated companies	Note 17	8	8
Advances to associated companies		1	1
Other investments held as fixed assets		0	0
Other long-term receivables		22	24
		7 053	6 924
Total fixed assets		11 879	11 597
Current assets			
Inventories	Note 19	3 385	2 669
Current receivables			
Trade receivables		637	513
Due from Group companies		5 282	5 750
Due from associated companies		146	83
Prepaid income taxes	Note 12	260	128
Other receivables		275	165
Prepaid expenses and accrued income		422	381
		7 022	7 020
Liquid assets		-	307
Total current assets		10 407	9 996
TOTAL ASSETS		22 286	21 593
Assets pledged	Note 27	-	-

Amounts in SEK M		2004	2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital		1 581	1 552
Share premium reserve		1 057	23
Legal reserve		297	297
		2 935	1 872
Unrestricted equity			
Profit brought forward		756	5 289
Net profit for the year		6 904	448
		7 660	5 737
Total shareholders' equity	Note 20	10 595	7 609
Untaxed reserves			
Accelerated depreciation	Note 21	2 115	1 946
Tax allocation reserves	Note 22	1 076	1 330
Other untaxed reserves	Note 22	13	12
		3 204	3 288
Provisions			
Provisions for pensions	Note 23	97	94
Provisions for taxes	Note 12	106	166
Other provisions	Note 24	141	104
		344	364
Long-term interest-bearing liabilities			
Loans from financial institutions	Note 13	378	765
Loans from Group companies	Note 13	138	102
Convertible debenture loan	Notes 13, 25	-	952
Other liabilities	Note 13	3 808	3 532
		4 324	5 351
Current interest-bearing liabilities			
Due to financial institutions (overdraft facilities)		13	-
Due to Group companies		220	2 192
Other liabilities		29	-
		262	2 192
Noninterest-bearing liabilities			
Advance payments from customers		75	8
Accounts payable		822	713
Due to Group companies		1 418	961
Due to associated companies		36	11
Other liabilities		79	89
Deferred tax liability	Note 12	7	14
Accrued expenses and deferred income	Note 26	1 120	993
		3 557	2 789
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		22 286	21 593
Contingent liabilities	Note 27	7 195	4 731

Parent Company Statement
of changes in shareholders' equity

Amounts in SEK M	Share capital	Share premium reserve	Legal reserve	Unrestricted equity	Total
Shareholders' equity, 31 Dec. 2002	1 552	23	297	8 008	9 880
Group contribution	-	-	-	-304	-304
Tax effect of Group contribution	-	-	-	85	85
Net gains and losses not recognized in the income statement	-	-	-	-219	-219
Net profit for the year	-	-	-	448	448
Dividend	-	-	-	-2 500	-2 500
Issue of shares in connection with conversion of loan	0	0	-	-	0
Shareholders' equity, 31 Dec. 2003	1 552	23	297	5 737	7 609
Group contribution	-	-	-	-407	-407
Tax effect of Group contribution	-	-	-	114	114
Net gains and losses not recognized in the income statement	-	-	-	-293	-293
Net profit for the year	-	-	-	6 904	6 904
Dividend	-	-	-	-2 640	-2 640
Reacquisition of own assets	-	-	-	-2 048	-2 048
Issue of shares in connection with conversion of loan	26	920	-	-	946
Issue of shares in connection with exercise of options	3	114	-	-	117
Shareholders' equity, 31 Dec. 2004	1 581	1 057	297	7 660	10 595

Parent Company
cash-flow statement

Amounts in SEK M	2004	2003
Cash flow from operating activities		
Profit before tax	7 095	703
Adjustment for depreciation	510	464
Adjustment for items that do not require the use of cash	-468	-197
Taxes paid	-277	-108
Cash flow from operations before changes in working capital	6 860	862
Changes in working capital		
Change in inventories	-716	63
Change in current receivables	117	1 510
Change in current operating liabilities	812	366
Net cash from operating activities	7 073	2 801
Cash flow from investing activities		
Acquisitions of companies and shares	-110	-493
Investments in tangible fixed assets	-836	-1 083
Proceeds from sale of companies and shares, net of cash disposed of	17	174
Proceeds from sale of tangible fixed assets	181	46
Net cash used in investing activities	-748	-1 356
Net cash flow after investing activities	6 325	1 445
Cash flow from financing activities		
Change in short-term loans	-1 984	-919
Change in long-term loans	-90	2 182
Reacquisition of own shares	-2 048	-
Issue of shares*	117	-
Dividends paid	-2 640	-2 500
Net cash used in financing activities	-6 645	-1 237
Cash flow for the year	-320	208
Liquid funds at beginning of the year	307	99
Liquid funds at end of the year	-13	307

** Issue of shares in connection with exercise of options.*

Sandvik's risk management

As an international group, with operations in 130 countries, Sandvik is exposed to a range of business as well as financial risks. Accordingly, the management of risks is a process that is important to Sandvik in order to achieve its goals. An effective risk management is a continuous process conducted within the scope of the operational control system and is integral to periodic monitoring.

During 2005, a Group-wide working method to support management of risks is being further developed. The method aims at reaching consensus on what Sandvik considers to be significant risks and how such risks shall be managed, followed-up and reported. Risk management is handled within each business area and is coordinated at Group level to facilitate evaluation of Sandvik's total risk exposure.

Risk management activities are checked by the Audit Committee and reported back to the Board.

OPERATIONAL RISKS

The global presence at times involves complicated situations that give rise to operational risks. Some pertain to Sandvik's relations with customers and suppliers and, for example, relate to customers' ability to pay and suppliers' reliability and quality. Sandvik conducts continuous reviews of customers and suppliers in the countries in which they operate to assess the business-related risks. Suppliers are to conduct their operations in accordance with Sandvik's Code of Conduct.

Operational risks also encompass country-specific risks. Sandvik complies with local law in the countries in which the Group operates. Moreover, Sandvik complies with the trade recommendations issued by the UN Security Council, the EU and the Swedish government.

LEGAL ISSUES

Litigation

Sandvik is at times a party to litigation with respect to business operations of greater or lesser proportions. As a consequence of current operations, Sandvik is also a party in legal processes and administrative proceedings related to product liability, environment, health and safety. None of this is of material nature.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of personal injury claims in which it is asserted that exposure to welding fumes caused neurological injury. To obtain a favorable ruling, the plaintiffs must demonstrate that any injuries suffered have been caused by welding electrodes sold by Sandvik Inc. Sandvik's understanding is that there is no scientific evidence to support such an injury claim. Sandvik Inc.'s market share of welding electrodes in the US is low, less than 1%, and Sandvik has insurance coverage for this type of injury claim.

Protection of intellectual properties

To protect the return on those resources that Sandvik invests in research and development, the Group has a strategy for active safeguarding of technical advances. Patent infringement and pirating constitute a constant risk that Sandvik must carefully guard against. Sandvik asserts its intangible rights through legal processes when necessary.

INSURABLE RISKS

Sandvik has the usual insurance programs with respect to the Group's property and liability risks.

FINANCIAL RISKS

The Parent Company's Board is responsible for establishing the Group's finance policy comprising guidelines, goals and limits for financial management, and the management of financial risks within the Group.

Internal bank operations

Through its comprehensive international operations, Sandvik is exposed to currency, interest and financing risks. There are major advantages in the central handling of matters pertaining to financing and financial exposure. Accordingly, Sandvik also conducts internal banking operations. During 2004, Sandvik centralized its internal banking operations to Sandviken. There are also small units located in the US and Brazil.

The internal bank shall be able to serve the Group companies and the purpose of the bank is to support subsidiaries with loans, investment opportunities and currency-exchange deals, and to act as advisor in financial matters. Most receivables created through internal Group sales are transferred to the Swedish bank unit. Since internal sales largely arise in the buying company's local currency, the internal bank attains adequate control over the Group's transaction exposure. The internal bank also conducts Sandvik's netting system, and is accountable for international cash management.

The internal banking operations within Sandvik are not primarily conducted to generate profit. The operations are conducted instead mainly to reduce the financial risks to which the company is exposed in the normal business operations and to ensure that Sandvik can meet all normal liquidity requirements. As Sandvik's counterparties in financial transactions, only banks with a solid financial position and a high credit rating are accepted.

Currency risk

The most significant financial risk that Sandvik is exposed to is currency risk. Exchange rate movements affect the company's earnings, shareholders' equity and competitive situation in different ways:

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when the net assets of subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

For an internationally active company such as Sandvik, it is important to offer customers the possibility to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to non-domestic customers.

Since a large percentage of production is located in Sweden, Sandvik in Sweden has large surplus flows of foreign currency, which are exposed to transaction risks. The company also has major exporting production units in other countries, particularly in the euro area, with net flows in currencies other than their own. The Group's net inflow of payments in non-domestic currencies in 2004 amounted to approximately SEK 13,100 M. Currencies with the largest surpluses are shown in the diagram below.

Flows in 2005 are not expected to be significantly different.

In accordance with Sandvik's guidelines, the flow of non-domestic currency must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders are hedged when received to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales and purchases of forward contracts. The hedging horizon for the Group as a whole is normally one to six months, but may be extended to as much as nine months, depending on expectations with respect to exchange rate movements. As of 31 December 2004, the average hedging horizon was four months.

In the hedging of future sales flows, forward contracts are used and, to some extent, currency options. Sandvik's major currency risk would be a strengthening of the SEK resulting in a contraction of the value of export flows. Through various combinations of buying and selling currency options, the company obtains protection from unexpected declines in the foreign currency's value in relation to the Swedish krona.

The actual value of outstanding forward contracts and the value of options at year-end (delta value) are presented below. Shown in the diagram are outstanding contracts in the most important currencies at year-end exchange rates. Unrecognized profits on currency contracts for hedging of future net flows at year-end amounted to SEK 185 M. Of this amount, SEK 149 M pertains to contracts that mature in 2005 and SEK 36 M to contracts maturing in 2006.

NET FLOWS IN FOREIGN CURRENCY, SEK M



2003
2004
4 850
5 100
2 950
3 900
550
850
600
550
500
450
2 150
2 250
EUR
USD
AUD
JPY
GBP
Other

SOLD FOREIGN CURRENCY, SEK M



2003
2004
1 610
900
1 630
1 850
550
650
220
200
170
130
560
300
EUR
USD
AUD
JPY
GBP
Other

Translation exposure

Group subsidiaries normally should not have any translation risk in their balance sheets. Sandvik's goal is that a subsidiary's receivables and liabilities in foreign currency shall be balanced (hedged).

As of 31 December 2004, net assets of Group subsidiaries in foreign currencies amounted to approximately SEK 18,500 M. The net assets by currency are shown below.

A subsidiary normally raises intra-group borrowings denominated in its own currency. Its net assets, normally equivalent to its equity, are translated to Swedish kronor at the year-end exchange rate. Differences that arise due to changes in exchange rates since the preceding year-end are reported directly to consolidated shareholders' equity.

Sandvik largely borrows in order to finance foreign subsidiaries' investments. Such borrowing is frequently in a particular currency, whereupon the internal bank lends to the subsidiaries requiring financing in local currencies. Furthermore, subsidiaries deposit excess cash with the internal bank. In these cases, the internal bank's deposits and loans are hedged by currency forward contracts. The Group's net borrowing in various currencies is presented below.

Translation exposure in the subsidiaries' earnings

The earnings of the foreign subsidiaries are translated to Swedish kronor at the average exchange rate for the period during which earnings arise.

Exchange-rate sensitivity

As an estimate, it may be stated that a change of plus or minus SEK 0.10 in the USD rate would change Sandvik's operating profit by plus or minus SEK 60 M on an annual basis, under conditions that prevailed at year-end 2004. A change of SEK 0.10 in the rate for EUR would have a comparable effect of SEK 80 M.

The change in earnings occurs with a time-lag, since a change in exchange rates does not have an impact until the hedging horizon has passed. Experience shows that foreign-exchange movements often have other indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb, therefore, should be used cautiously for a company like Sandvik with global production and sales. Refer to the diagram.

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR AND USD EXCHANGE RATES (2004)


100
60
20
-20
-60
-100
-10
-5
5
10
EUR
USD
Rate change in SEK 0.01

Operating profit change in SEK M on an annual basis

Interest risk

Interest risk is defined as the risk that changes in market interest rates affect the Group's net financial items adversely. The speed with which a change in interest rate affects net financial items depends on the fixed-interest period of the loans.

The company's exposure to interest-rate fluctuations (interest risk) is considerably less than for currency risk. Interest risk arises in two ways:

- The company may have invested in interest-bearing assets, the value of which changes when the interest rate changes.
- The cost of the company's borrowing fluctuates when the general interest-rate situation changes.

Sandvik has no long-term surplus liquidity and normally does not invest any liquidity in other than current bank deposits/current money-market instruments with maturities of less than 90 days. Accordingly, there is no significant interest risk in the Group's short-term investments.

Changes in interest rates thus mainly affect the cost of the company's borrowings.

NET ASSETS IN FOREIGN CURRENCY, SEK M


2003
2004
8 500
9 800
1 450
1 400
1 000
1 000
1 350
2 000
700
700
3 300
3 600
EUR
USD
GBP
CHF
AUD
Other

BORROWINGS BY CURRENCY, SEK M


2003
2004
700
0
4 280
3 400
3 400
6 100
350
390
240
100
720
450
750
750
EUR
USD
SEK
AUD
JPY
GBP
Other

The Group's maturity profile and interest rates for outstanding loans is presented in the separate table.

Sandvik has entered into a number of interest-rate swaps to affect the interest term. The swaps involve that Sandvik receives a variable rate for 90 days, and pays a fixed interest rate on a quarterly basis, normally for a duration of five years. The nominal values of the interest-swap agreements entered into and final maturity are presented in the separate table.

The market value of interest-rate swap agreements at year-end was a negative SEK 75 M.

The Group's average interest rate, including other loans and effects of interest-rate swaps, is about 4.3%.

Sandvik's average fixed-interest term for loans may, in accordance with Group guidelines, vary between three months and three years. At year-end, the average term was 14 months (taking into account interest derivative contracts). Since the intention is to retain all loans to their final maturity, they are reported at amortized cost, and are not revalued to the market value when changes in the interest-rate situation occur.

Loan conditions essentially follow the normal market terms. In principle, no assets were pledged in connection with the raising of loans. The cases where this occurred are presented in Note 27.

The loan portfolio's actual value, including loan-related derivatives, would change by some SEK 95 M at a change in the market interest rate, over the entire interest rate curve, of 1 percentage point, given the same volume and fixed-interest term as at year-end 2004.

Liquidity and financing risk

Liquidity and financing risk is defined as the risk that costs will rise and financing possibilities will be limited when loans must be refinanced, and that payment commitments cannot be met as a result of insufficient liquidity. Sandvik has a credit facility of EUR 1,000 M (matures in 2009). The credit facility has been placed at the company's disposal by a group of banks. The constituent banks also have other dealings with Sandvik. The facility, which is the Group's primary liquidity reserve, was unutilized at year-end. Sandvik deems this facility to be sufficient to meet all normal liquidity needs during the year.

In addition, the company has a Swedish Medium Term Note program with a program size of SEK 5,450 M. At year-end, bonds in the amount of SEK 3,446 M were outstanding, with an average fixed-interest term of 1.4 years.

Sandvik also has a Swedish commercial-paper program with a program size of SEK 4,000 M. At year-end, SEK 3,674 M was outstanding.

The Group's maturity profile

SEK M	Effective interest, %	1 year or earlier	2–5 years	>5 years	Total
Bond loans	4.51		3 275	171	3 446
Commercial papers	2.18	3 674			3 674
Other loans		1 507	1 289	1 276	4 072
Total		5 181	4 564	1 447	11 192

The market value of interest-rate swap agreements and final maturity

SEK M	2005	2006	2007	2008	Total
USD	0	658	494		1 152
ZAR	105				105
EUR	5		0	288	293
JPY		64	32		96
SEK		500			500
Total	110	1 222	526	288	2 146

The commercial papers had an average remaining term of 83 days.

Sandvik also has a European commercial-paper program with a program size of EUR 500 M. It was unutilized at year-end.

Since rating of Sandvik's loans was introduced in 1997, Standard & Poor's, the international credit rating institute, has maintained its A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

Credit risk

The Group's financial transactions give rise to credit risk in relation to financial counterparties. Credit risk or counterparty risk is defined as the risk for losses if the counterparty does not fulfill its commitments.

Sandvik has entered into agreements with the banks that are most important to the company on such matters as the right to offset receivables and liabilities that arise from financial transactions, so-called ISDA agreements. This means that the company has no significant credit exposure to the financial sector. The company has, on the other hand, a credit risk in the form of outstanding customer accounts receivable. The distribution of the respective business areas' invoicing by industry segment implies a good risk spread.

At 31 December 2004, the total nominal value of derivative instruments for purchased and sold currencies amounted to SEK 33,049 M. These derivatives form part of the Group's managing of currency risks in transaction flows and financing.

Sandvik's customers, particularly those of Sandvik Mining and Construction (SMC), frequently desire to finance their investments in new equipment with maturities that match the products' expected economic lives. Accordingly, SMC works in close contact with various financial institutions, such as banks and export credit boards, in order to offer customers competitive solutions. In certain cases, Sandvik must then provide buy-back guarantees, that is, promise to repurchase a machine at an indicated value established in advance. Outstanding buy-back guarantees at year-end amounted to SEK 58 M (80). The company's economic risk, however, is lower since the returned machine has a residual value.

In the past couple of years, Sandvik has offered credits to the company's distributors and end-customers in NAFTA through its own finance company. The value of outstanding credits in this company was SEK 119 M (49) at year-end.

In addition to the traditional financing of equipment that the customer buys, Sandvik also offers rental machines via operating lease arrangements to customers who only have need for a machine during a shorter period. The net book value of Sandvik's global fleet of rental machines is SEK 599 M (540). During the year, the rental rate was high for these assets.

Raw materials price exposure

Sandvik's operations give rise to risks for changes in the price of market-quoted raw materials, mainly nickel, tungsten, cobalt and electricity. The nickel price varied significantly during the year and was USD 15,200 at year-end, USD 1,400 lower than at the end of 2003. Prices for tungsten rose sharply during the year while the cobalt price dropped. As large orders are received, the price for market-quoted raw materials included in the order is hedged. Alloy surcharge clauses in the end-price for nickel to the customer and long delivery contracts for tungsten mean that changes in raw material prices only to a limited extent affect the group's profit for the year. The electricity price is continuously hedged through derivatives for Sandvik's large production units in Sweden. At year-end, about seven months' expected consumption was hedged. The market value of electricity derivatives at year-end was a negative SEK 25 M.

Fair value of financial assets and liabilities

Fair value is based on market prices and is determined under generally accepted methods. When available, official market values at the closing date were used. Translation to SEK was effected at the quoted currency rate at the closing date.

The table below contains, on the asset side, financial fixed assets, current receivables and liquid funds. The exception are customer accounts receivable, tax assets and prepaid expenses and accrued income, which have not been included since book value is estimated to equal fair value.

On the liability side, the table contains long-term and current interest-bearing liabilities. Non-interest-bearing liabilities include only bills payable, liabilities to associated companies and other liabilities. Other liability items have not been included since book value is estimated to equal fair value.

The Parent Company has not included receivables from or liabilities to Group companies since book value is estimated to equal fair value.

In the valuation of interest-bearing liabilities, the company's bond loans (SEK 3,446 M) are stated at the listed market prices. Liabilities to financial institutions comprising, among others, outstanding commercial papers with a fixed-interest period of less than twelve months have not been revalued. Other interest-bearing liabilities have been revalued based on the differences between nominal interest and the actual market interest rate.

Fair value of financial assets and liabilities

	Group		Parent Company	
Assets	Reported value	Fair value	Reported value	Fair value
Shares and participations	413	413	6 823	*
Receivables, associated companies	166	166	147	147
Other long-term security holdings	13	13	-	-
Other long-term receivables excl. pensions	380	380	22	22
Other receivables	1 324	1 324	275	275
Liquid funds	1 720	1 720	-	-
Forward contracts and currency options	0	185	0	56
	4 016	4 201	7 267	
Liabilities to financial institutions	6 678	6 678	391	391
Other interest-bearing liabilities	4 514	4 663	3 837	3 986
Non interest-bearing liabilities	1 101	1 101	190	190
Interest swaps, excl. accrued interest	0	75	0	0
Electricity derivatives	0	25	0	25
	12 293	12 542	4 418	4 592

* The fair value of shares held directly or indirectly in subsidiaries has not been calculated.

Accounting principles

The Annual Report has been prepared in accordance with the Swedish Annual Accounts Act and standards issued by the Swedish Financial Accounting Standards Council as well as pronouncements by the Council's Emerging Issues Task Force.

BASIS OF PRESENTATION

The financial reports are presented in millions of Swedish kronor (SEK M) unless otherwise stated. The reports have been prepared on the historical cost basis except that revaluations of tangible fixed assets have been made to a limited extent. The accounting policies set out below have been applied consistently to all periods presented.

Fixed assets, long-term liabilities and provisions essentially consist of amounts expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities essentially consist of amounts expected to be recovered or settled within 12 months from the balance sheet date. The Group's operating cycle is considered to be less than one year.

Receivables and liabilities and items of income and expense are offset only when required or expressly permitted in a Swedish Financial Accounting Standards Council standard.

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are defined as companies in which the Parent Company has a controlling influence. Such control exists when the parent, directly or indirectly, has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial reports of the acquired company are included in the consolidated accounts as from the acquisition date, that is, the date control is obtained, until the date the entity is divested, when the parent ceases to control the subsidiary.

All acquisitions of subsidiaries are reported in accordance with the purchase method. Accordingly, the acquisition of a subsidiary is regarded as a transaction whereby the Parent Company indirectly acquires the subsidiary's assets and assumes its liabilities. As from the acquisition date, consolidated accounts include the acquired company's income and expenses, identifiable assets and liabilities, and any goodwill or negative goodwill that may arise.

Associated companies

Associated companies are companies connected to the Group's operations and in which the Parent Company has a direct or indirect long-term shareholding of normally not less than 20% (in one case lower) and not more than 50% of the voting rights, from which the Parent Company exercised a significant influence during the year. An associated company is included in the consolidated accounts from the acquisition date until the date of divestment, when the investor ceases to have significant influence.

Associated companies are reported in accordance with the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of profit or loss after the date of acquisition. The investor's share of the results is adjusted for amortization of any goodwill and other income statement items arising from the purchase price allocation. Dividends received from the associate reduce the carrying amount and are eliminated in the consolidated income statement. The carrying amount is also increased or decreased to reflect changes in the associated company's equity that have not been recognized in the associated company's income statement. Accordingly, Sandvik recognizes the estimated share of profits or losses in operating profit. The share of the associated company's tax expenses or benefits is included in the Group's tax expense or benefits. Share of profits earned after the acquisitions of associated companies that are not yet realized through dividends, are allocated to the equity method reserve, which is part of consolidated restricted equity.

Purchase price allocation: goodwill, etc.

The acquired, identifiable assets and liabilities are measured at fair value. Future costs as a result of the acquiring party's plans at the date of acquisition are recognized as a liability in the consolidated balance sheet, provided that the main elements of the plan have been announced not later than at the date of acquisition, and that a detailed action program has been developed not later than three months after the date of acquisition. The actions pertain only to the acquired company.

Goodwill arises on acquisition when the cost for acquiring the shares in a subsidiary exceeds the fair value of the acquired company's identifiable net assets. Goodwill is established in the local currency and is reported at cost less accumulated amortization and any impairment losses.

Elimination of transactions between Group companies

Intragroup receivables and liabilities and transactions between Group companies, and any related unrealized gains, are eliminated in their entirety. Unrealized gains that arise from transactions with associated companies are eliminated to the extent of the Group's interest in the company. Unrealized gains arising from transactions with associated companies are eliminated against the carrying value of the investment. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

CURRENCY RATE EFFECTS

Transactions in foreign currency

Transactions in foreign currencies are translated to Swedish kronor at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities, including receivables and liabilities, which at balance sheet date are denominated in foreign currencies, are translated at the exchange rate ruling at that date. Exchange rate differences on operating receivables and liabilities are included in operating profit, while differences on financial receivables and liabilities are reported with financial items.

Translation of the Group's foreign companies' financial reports
Most of the foreign subsidiaries are independent foreign entities and their financial statements are translated in accordance with the current-rate method. Under the current-rate method, all assets, provisions, and liabilities are translated at the year-end exchange rate while all items in the income statement are translated at the average rate. Exchange differences then arising are recognized directly in shareholders' equity.

The financial statements of companies operating in highly inflationary economies are initially translated into USD or EUR in accordance with the temporal method. The temporal method means in principle that monetary assets and liabilities are translated at the rate ruling at the balance sheet date, while non-monetary items and corresponding income statement items are translated at historical rates. Other income statement items are translated at the average rate. Translation differences that thereby arise affect earnings for the year. At a second stage, the balance sheets and income statements of these companies are translated into SEK using the current-rate method. The same method is applied to the financial statements of subsidiaries operating in countries with a local currency that is either exposed to or has been subjected to high devaluation risk or is not convertible to other currencies. This method is also utilized for certain subsidiaries where the USD is the functional currency.

When divesting independently managed foreign operations, the accumulated translation differences attributable to such operations, less any effects of hedging transactions, are realized in the consolidated income statement.

Information on accumulated translation differences for each foreign operation is registered and reflects differences that have arisen since fiscal year 1999.

FINANCIAL ASSETS AND LIABILITIES, RECOGNITION AND DERECOGNITION

All financial instruments are reported in the balance sheet except derivative instruments hedging forecast cash flows. A financial asset or a financial liability is recognized in the balance sheet when the company becomes a party to the contractual provisions of the instrument. Customer trade receivables are recognized when an invoice is issued. A liability is recognized when the counterparty has performed under the agreement and Sandvik is contractually obliged to settle the obligation, even if no invoice has been received. A financial asset (or a portion of a financial asset) is derecognized when the rights under the agreement are realized or have expired, or when control of the contractual rights are lost. A financial liability (or a part of a financial liability) is removed from the balance sheet when the obligation specified in the contract is discharged or otherwise expires.

FINANCIAL ASSETS AND LIABILITIES, MEASUREMENT

Normally, financial assets and liabilities are stated at cost. If the nominal value of acquired liabilities differs from cost, they are subsequently measured at amortized cost whereby premiums and discounts are amortized over the life of the liability.

Short-term investments are valued in accordance with the Annual Accounts Act at the lower of historical cost or net realizable value. This principle is applied to the portfolio as a whole, meaning that unrealized losses are offset against unrealized gains. Any remaining loss is deducted from interest income, whereas gains are not recognized.

The Group utilizes derivative instruments to hedge its exposure to fluctuations in foreign exchange rates and interest rates.

Foreign exchange contracts and options are stated at fair value at balance sheet date to the extent the derivatives have been obtained in order to hedge existing receivables and liabilities. Outstanding contracts entered into in order to hedge future cash flows from sale and investment transactions highly probable of occurrence are not valued, but the effect of these contracts is only reported at the time the hedged transaction is reported.

Interest derivatives are used for hedging of changes in interest rates. The effect of interest-rate swaps is calculated on an ongoing basis and amounts possibly payable by one party to the other are expensed or taken to income, respectively, as an adjustment of the interest paid by the Company. The instruments are not reported at fair value at balance sheet date.

INTANGIBLE FIXED ASSETS

Goodwill
The Group's reported goodwill pertains mainly to goodwill arising on company acquisitions. Goodwill is normally amortized on a straight-line basis over five to ten years, but amortization periods of up to 20 years may be applied for key strategic acquisitions. The amortization is reported as a selling expense. If it is determined that goodwill is impaired, a write-down is made.

Research and development
Expenditure on research activities that relate to the obtaining of new scientific or technical knowledge is charged to income as incurred. Expenditure on development activities, whereby the research result or other knowledge is applied to accomplish new or improved products or processes, are reported as an intangible asset in the balance sheet, provided the product or process is technically and commercially feasible and the company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset. The carrying value includes expenditure on materials, direct labor and overhead expenses that can be allocated to the asset on a reasonable and consistent basis. Other expenses for development are charged to income as incurred. In the balance sheet, development costs are stated at cost less accumulated amortization and any impairment losses.

The Parent Company reports all development expenditure as expenses in the income statement.

Other intangible assets
Other intangible assets acquired by the company are reported at cost less accumulated amortization and any impairment losses. Capitalized expenses for the development and purchase of software for the Group's IT operations are also included under this caption. Expenditure for internally generated goodwill and trademarks is reported in the income statement as expenses as incurred.

Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Amortization of intangible assets

Amortization is based on cost less estimated residual value. The assets are amortized on the straight-line method over the estimated useful life. Goodwill is amortized from the date of acquisition, other assets from the date they are available for use. The estimated useful lives are as follows:

• Goodwill	5 – 20 years
• Capitalized development costs	3 – 7 years
• Software for IT operations	up to 3 years

TANGIBLE FIXED ASSETS

Owned assets

Tangible fixed assets are reported at cost less accumulated depreciation and any impairment losses.

Borrowing costs are not capitalized as part of the cost of assets but are recognized as an expense in the period they are incurred, regardless of how the borrowed funds were used.

Leased assets

In the consolidated accounts, leases are classified as either finance leases or operating leases. A finance lease substantially transfers the economic risks and rewards of ownership to the lessee. If that is not the case, the lease is classified as an operating lease.

Assets leased under a finance lease contract are reported as assets in the consolidated balance sheet. The obligation to pay future leasing fees is reported as interest-bearing long-term and current liabilities. The leased assets are depreciated as owned assets whereas the lease payments are apportioned between interest expense and the reduction of the outstanding liability.

The Parent Company reports all lease contracts as operating leases.

Subsequent expenditure

Subsequent expenditure on a tangible fixed asset is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Depreciation of tangible fixed assets

Depreciation is based on cost less estimated residual value. The assets are depreciated over the estimated useful life. Machinery and equipment are depreciated on the straight-line method over 5–10 years, rental assets over three years, buildings over 10–50 years, and site improvements over 20 years. Computer equipment is depreciated over 3–5 years on the diminishing balance method.

FINANCIAL FIXED ASSETS

Financial fixed assets are normally reported at cost less any impairment losses.

IMPAIRMENT LOSSES

When there is indication that an asset other than inventory (refer to accounting policy, Inventory), accounts receivable (refer to accounting policy, Receivables) or deferred tax assets (refer to accounting policy, Expenses) has declined in value, the asset's recoverable amount is measured as the higher of its net selling price and value in use. A write-down is made if the recoverable amount is less than the carrying amount. When estimating the value in use, the future cash flows are discounted at a rate based on the company's weighted average cost of capital.

An asset that is dependent on other assets is not considered to generate any independent cash flows. Such an asset is instead included with a cash-generating unit which is the smallest group of assets that includes the asset and that generates independent cash flows. A write-down is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal is made only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation, if no write-down had been made.

A goodwill write-down is reversed only if the write-down was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that specific event.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value, with due consideration of obsolescence. Cost is based on the first-in/first-out principle or weighted average prices.

In the case of manufactured inventories and work in progress, cost includes direct manufacturing costs, and an appropriate share of manufacturing overheads based on normal operating capacity.

RECEIVABLES

Receivables are stated in the amounts that, based on individual assessment, are expected to be collected.

To the extent that receivables and liabilities in foreign currency have been hedged, they are stated at the contracted forward exchange rate.

SHAREHOLDERS' EQUITY

Repurchased own shares

The cost of repurchased shares is reported as a deduction from unrestricted shareholders' equity in its entirety.

Group contributions and shareholders' contributions

The Parent Company reports Group contributions and shareholders' contributions in accordance with the pronouncement of the Swedish Financial Accounting Standards Council's Emerging Issues Task Force. Shareholders' contributions are reported directly in the recipient's equity whereas the contributor capitalizes the contribution with shares and participations, to the extent that a write-down is not required.

Group contributions are reported in accordance with their financial substance. This means that Group contributions paid to minimize the Group's overall tax burden are reported directly in profit brought forward less the related tax effect.

EMPLOYEE BENEFITS

Pensions and sickness benefits

The Group sponsors numerous pension plans, both defined-contribution plans and defined-benefit plans, some of which with assets held in separate foundations or the like. A number of Group companies also provide sickness benefits after retirement. The plans are usually financed through payments by the respective Group company and its employees. The Group's Swedish companies are generally members of the ITP plan, which is not based on any payments by the employees.

The pension cost for defined-benefit plans is calculated using the Projected Unit Credit Method in a manner that distributes the cost over the employee's service period. The cost of sickness benefits is also calculated in this manner. The calculation is performed annually by independent actuaries. The commitments are thus valued at the present value of the expected future disbursements, thereby taking the value of future pay increases into consideration, using a discount rate that is the equivalent of the interest rate for first-class corporate or government bonds with a remaining term approximating that of the actual commitments. For funded plans, the fair value of the plan assets reduces the calculated commitment. Funded plans with net assets, that is, with assets exceeding the commitments, are reported as financial fixed assets. Actuarial gains and losses, outside a 10-percent so-called corridor, are distributed over the employees' expected average remaining working lives.

This policy is applied for the most significant defined-benefit plans in the Group. A number of less significant plans continue to be reported in accordance with local regulations. The Group's contributions under defined-contribution plans are reported as an expense in the period when the employees perform the services to which the contribution pertains.

Commitments for old-age pension to Swedish salaried employees under the ITP Plan are generally provided for under the so-called FPG/PRI system. The commitments for family pension, also classified as a defined-benefit plan, are, however, insured with Alecta. Sufficient information to use defined-benefit accounting for this plan has, however, not been available but these pension benefits insured with Alecta are accounted for as if the plan were a defined-contribution plan.

Of the interest component in the year's pension expense, the portion that pertains to a deficit in the pension fund is reported with financial expenses.

The Parent Company reports expenses for defined-benefit pension plans in accordance with the Act on Income Security and regulations issued by the Swedish Financial Supervisory Authority.

Share-related benefits

In the year 2000, an option plan was introduced for executives within the Group. In accordance with Swedish practice, Sandvik reports no expense in the income statement in connection with the granting of options. A provision for the option program is reported in the balance sheet if the market price exceeds the exercise price at balance sheet date. The annual change in the provision is included in the income statement and is reported with personnel expenses.

By entering a swap agreement with a bank, Sandvik is assured of being able to purchase a certain number of Sandvik shares at a fixed price. This agreement means that the effect of future market upswings is limited. The difference between the market price at balance sheet date and the agreed exercise price is reported in the balance sheet and the change for the year is reported in the income statement.

PROVISIONS

A provision is reported in the balance sheet when the company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, the provision is discounted.

Warranties

A provision is reported when the underlying products or services are sold. The provision is based on expenditure during the fiscal year for comparable commitments, or calculated costs.

Restructuring

A provision is recognized when a detailed restructuring plan has been approved and the restructuring has either begun or been announced publicly.

Onerous contracts

A provision for onerous contracts is recognized when the expected economic benefits to be derived by the Group from a contract is lower than the unavoidable cost of meeting the obligations under the contract.

CONTINGENT LIABILITIES

These pertain to obligations not reported as liabilities/provisions due either to it being unlikely that an outflow of resources will be required to settle the obligation, or that a sufficiently reliable calculation of the amount cannot be made.

REVENUES

Sales and service revenues

Income from the sale of the Group's products is reported as revenue when the significant risks and rewards of ownership have been transferred to the buyer, that is, normally in connection with delivery. If the product requires installation at the buyer, and installation is a significant part of the contract, revenue is recognized when the installation is completed. Buy-back commitments can mean that sales revenue cannot be recognized if the agreement with the customer in reality implies that the customer has only rented the product for a certain period of time.

Revenue from service assignments is normally recognized in connection with the rendering of the service. Revenue from service and maintenance contracts is reported in accordance with the percentage of completion method. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the assignment.

Construction contracts

Construction contracts exist to some extent, mainly in the Sandvik Mining and Construction business area and the Sandvik Process Systems product area. Revenue from such construction contracts having a projected production period exceeding one year is recognized in accordance with the percentage of completion method. The stage of completion is determined based on the proportion that contract costs incurred to date bear to the estimated total contract costs, provided that the outcome can be estimated reliably. Expected losses are immediately recognized as an expense.

Contracts in progress reported in accordance with the percentage of completion method do not represent any significant amounts at balance sheet date. Therefore, amounts due from or to customers for contract work are not separately disclosed in the balance sheet but are included in the items Other receivables and Other liabilities.

Other revenue

Revenue in the form of interest/royalty/dividend from the use of the company's assets by others is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the amount of revenue can be measured reliably. Interest is recognized at a rate that takes into account the effective yield on the asset in question. Royalty is recognized on an accrual basis in accordance with the financial substance of the agreement. Dividend is recognized when the shareholders' right to receive payment is established.

EXPENSES

Operating lease agreements

Payments made under operating leases are recognized as expenses on a straight-line method over the term of the lease.

Net financing costs

Net financing costs comprise interest payable on Group borrowings including finance lease obligations, interest income, dividend income, capital gains and losses from the sale of financial fixed assets, and foreign exchange gains and losses attributable to financial assets and liabilities.

Borrowing costs are recognized as an expense in the period in which they are incurred, regardless of how the borrowed funds were used.

Income taxes

The Group's tax expense comprises current and deferred tax. Taxes are recognized in the income statement except to the extent they relate to underlying transactions recognized directly in shareholders' equity, in which case the related tax effect is also recognized in shareholders' equity.

Current tax is tax payable or recoverable in respect of the taxable results for the current year. This also includes adjustment of current taxes of prior periods.

Deferred tax is calculated in accordance with the liability method based on the temporary differences between the carrying amounts of assets and liabilities and their tax base. The amount is measured based on how it is expected that the temporary differences will reverse and by applying the tax rates and tax rules that are enacted or substantially enacted at the closing date. No deferred tax liability is recognized for consolidated goodwill, or for temporary differences associated with investments in subsidiaries and associated companies that are not expected to reverse in the foreseeable future. In Swedish legal entities, untaxed reserves are reported gross including the deferred tax portion. However, in consolidated accounts, the untaxed reserves are reported in their deferred tax and equity portions.

Deferred tax assets recognized for deductible temporary differences and the carryforward of unused tax losses are reported only to the extent that it is probable that these will result in lower tax payments in the future.

SEGMENT REPORTING

The Group's operations are organized in a number of business areas based on products and services. The market organization also reflects this structure. The business areas therefore constitute the Group's primary segments while the market areas comprise the secondary segments.

CASH-FLOW STATEMENT

Payments and receipts are presented by activities: operating activities, investing activities, and financing activities. Cash flows from operating activities are reported using the indirect method.

Changes during the year in operating assets and operating liabilities are adjusted for the effects of exchange-rate movements. Acquisitions and divestments are reported with investing activities. The assets and liabilities held by the acquired and divested companies at the transfer date are not included in the analysis of changes in working capital, nor in changes in balance sheet items reported with investing and financing activities.

In addition to cash and bank, liquid funds also include short-term investments, the conversion of which to bank funds can be accomplished at an amount that is largely known in advance. Liquid funds thus include short-term investments with a maturity of less than three months.

EFFECTS OF NEW INTERNATIONAL ACCOUNTING STANDARDS

Background

In June 2002, the European Union's Council of Ministers decided that all exchange-listed companies within the Union as from fiscal year 2005 shall prepare consolidated financial statements fully in compliance with International Financial Reporting Standards (IFRS).

The accounting standards issued by the Swedish Financial Accounting Standards Council, in particular in recent years, have been closely aligned to IFRS. The Swedish standards, however, have not covered all areas of the IFRSs, nor have they been fully updated as and when the international standards have been amended.

Sandvik has complied with the Swedish Council's standards and, thereby, has gradually applied standards that are in agreement with IFRS.

The transition from reporting in accordance with Swedish standards to IFRS reporting raise the requirements on the first report provided in accordance with the new standards. The comparative information for fiscal year 2004 must be restated and reported in accordance with IFRS. Sandvik intends to present the full transition effects by 31 March 2005.

The Stockholm Stock Exchange has proposed that listed companies already in the 2004 4th Quarter Interim Report and in the Annual Report shall provide information on the most important differences between the standards currently applied and the IFRS principles to be applied as from 2005. A quantified summary of the most significant effects of the transition shall be provided together with information on how 2004 results and financial position would have been affected had IFRS been applied already in the 2004 accounts.

IFRS 1 First-time Adoption of International Financial Reporting Standards contains specific transition rules. The effects on Sandvik's results and financial position partly depend on the choices made by Sandvik in areas where options exist.

IAS 19: Employee Benefits
Sandvik already as from 2003 complies with the rules for pension accounting set out in ***IAS 19** Employee Benefits*. Under the transition rules, however, this standard must be applied as if adopted by 1 January 2004. Accordingly, the unrecognized actuarial gains earlier reported by Sandvik at 31 December 2003, SEK 528 M, must be zeroed, that is, reduce the provisions for pensions. Considering the tax effects, this increases retained earnings/equity by SEK 353 M. Operating profit for 2004 is affected by a reversal of amortization of unrecognized actuarial gains no longer required as the unrecognized gains at beginning of year are set to zero. The effect, however, is marginal. Sandvik so far has not decided how actuarial gains and losses shall be dealt with in future, including the additional option to take such gains and losses directly to equity in accordance with a recent decision by the IASB (International Accounting Standards Board).

IFRS 3: Business Combinations
The business combination accounting rules have been largely changed by the issuance of ***IFRS 3** Business Combinations*. Sandvik has decided not to apply IFRS 3 retrospectively to business combinations entered into before 1 January 2004. The new rules are being applied prospectively from that date and, compared with earlier rules, mainly imply that only such restructuring provisions already carried in the balance sheet of the acquired company may be considered in the purchase price allocation, that the identification of intangible assets of the acquired company shall be more extensive (including trademarks, customer relations and customer agreements, patented and un-patented technology, etc.), that the fair value of the net assets acquired is measured disregarding any minority interests, and that goodwill henceforth shall not be amortized. The last-mentioned change is paired with a requirement that all goodwill arisen in earlier acquisitions shall be tested for impairment in connection with the transition to IFRS. Sandvik has performed such impairment tests and no cause for write-downs was identified. The effects of the new rules on acquisitions after 1 January 2004 are not deemed to be significant. The effect of the IFRS transition, therefore, is that the goodwill amortization, SEK 354 M, reported in the 2004 consolidated income statement will be reversed in the comparative income statement that will be published in the 2005 Annual Report.

IFRS 2: Share-based Payments
Sandvik earlier has reported costs for share-based employee compensation under an "intrinsic method" whereby an expense has been reported to the extent that the exercise price under an option program is less than the current market price of the Sandvik share. Under ***IFRS 2** Share-based Payments*, an expense shall be recognized based on the estimated market value of an option at grant date. In the comparative 2004 income statement, the proportional part of such estimated value of options is expensed. Reporting under IFRS 2 implies a lower expense than earlier reported and, accordingly, there will be a positive effect on equity in the 1 January 2004 opening balance and on 2004 results.

IAS 16: Property, Plant and Equipment
In valuing tangible fixed assets in the 1 January 2004 restated opening balance, Sandvik has concluded that, under the transition rules, previous revaluations may be considered "deemed cost" in the transition to IFRS and, hence, there are no transitional effects on equity or 2004 results. Further, Sandvik has already in the past essentially applied so-called component depreciation. The express requirement for such accounting in the amended ***IAS 16** Property, Plant and Equipment*, therefore, has no significant impact.

IAS 38: Intangible Assets
Since 2002, under Swedish transitional rules, Sandvik has reported development expenditure incurred to bring about new or improved products or processes as intangible assets in accordance with the provisions of ***IAS 38** Intangible Assets*. Sandvik's systems and processes have historically not been built in a way that in connection with the transition to IFRS would make it possible to retrospectively apply such accounting from the effective date of IAS 38, January 1999.

IAS 17: Leases
Sandvik earlier has applied the accounting rules of ***IAS 17** Leases*, although the earlier Swedish transition rules allowed that all leases entered into prior to 1 January 1997 be dealt with under the rules for operating leases. Sandvik has not identified any significant old, still running, lease contracts that would have been differently reported had the classification been tested in accordance with the IFRS rules.

DEFINITIONS

Earnings per share
Net profit for the year divided by the average number of shares outstanding during the year.

Equity ratio
Shareholders' equity and minority interests in relation to total capital.

Net debt/equity ratio
Interest-bearing current and long-term debts (including provisions for pensions) less liquid assets divided by the total of shareholders' equity and minority interests.

Rate of capital turnover
Invoiced sales divided by average total capital.

Return on shareholders' equity
Net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed
Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less non-interest-bearing debts.

Notes

NOTES TO THE CONSOLIDATED AND PARENT COMPANY ACCOUNTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. INFORMATION ON BUSINESS AREAS/MARKET AREAS

1.1 Information by business area

	Sandvik Tooling		Sandvik Mining and Construction		Sandvik Materials Technology		Seco Tools		Corporate		Eliminations		Group total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues														
External sales	19 227	18 090	16 617	14 299	14 423	12 467	4 312	3 902	31	52	0	0	54 610	48 810
Internal sales	184	292	135	38	164	297	21	16	1 461	1 722	-1 965	-2 365	0	0
Group total	**19 411**	**18 382**	**16 752**	**14 337**	**14 587**	**12 764**	**4 333**	**3 918**	**1 492**	**1 774**	**-1 965**	**-2 365**	**54 610**	**48 810**
Share of profits of associates	8	75	39	32	75	13	0	0	0	0			122	120
Operating profit by business area	3 737	2 286	1 704	1 444	1 259	750	809	677	-343	-190			7 166	4 967
Other information														
Assets	15 448	15 404	12 077	10 692	14 571	12 942	3 661	3 778	2 486	2 255			48 243	45 071
Investment in equity method associates	12	12	83	60	311	262	8	8	0	0			414	342
Total assets	15 460	15 416	12 160	10 752	14 882	13 204	3 669	3 786	2 486	2 255			48 657	45 413
Unallocated assets													2 574	2 984
Group total													**51 231**	**48 397**
Liabilities	3 450	3 213	3 342	2 805	2 919	2 264	1 687	1 977	1 966	2 590			13 364	12 849
Unallocated liabilities													15 052	13 262
Group total													**28 416**	**26 111**
Capital expenditure	1 259	1 018	633	600	711	1 103	248	254	116	178			2 967	3 153
Depreciation/amortization	-1 021	-1 082	-795	-694	-718	-587	-300	-298	-74	-62			-2 908	-2 723
Non-cash expenses other than depreciation	-38	-441	-204	228	-74	3	-33	-8	-187	-192			-536	-410

All transactions between the business areas are effected on an arm's length basis.

1.2 Information by market area

	Europe		NAFTA		South America		Africa, Middle East		Asia, Australia		Group total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
External sales	26 141	23 402	10 651	10 270	2 757	2 034	3 454	3 159	11 607	9 945	54 610	48 810
Total assets	35 877	33 906	6 738	6 862	1 630	1 308	1 445	1 334	5 541	4 987	51 231	48 397
Direct capital expenditure	2 213	2 397	228	307	144	111	88	175	294	163	2 967	3 153

NOTE 2. CATEGORIES OF REVENUE

	Group		Parent Company	
	2004	2003	2004	2003
Sale of goods	49 390	44 564	12 897	11 900
Contract revenue	2 362	1 884	4	0
Rendering of services	2 858	2 362	83	74
Total	54 610	48 810	12 984	11 974

Parent Company sales and purchases

Sales to Group companies from the Parent Company amounted to SEK 8,840 M (8,462), or 68% (71) of total sales. The share of exports was 85% (88). Parent Company purchases from Group companies amounted to SEK 1,100 M (1,022), or 13% (14) of total purchases.

Transactions with related parties

Group sales to associated companies amounted to SEK 902 M (472). Group purchases from associated companies amounted to SEK 688 M (517). All transactions are effected on an arm's length basis.

Except as indicated in Note 3.5, no transactions with related individuals took place.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS

3.1 Average number of employees

	Group				Parent Company			
	2004		2003		2004		2003	
	Total	women %	Total	women %	Total	women %	Total	women %
Sweden	9 928	19	9 809	19	7 106	17	6 939	18
Rest of Europe	13 132	19	13 148	19	7	38	6	38
Total, Europe	23 060	19	22 957	19	7 113	17	6 945	18
NAFTA region	5 437	19	5 792	19	-	-	-	-
South America	2 171	11	1 877	10	1	-	2	50
Africa, Middle East	2 027	11	1 816	11	-	-	1	-
Asia, Australia	4 978	14	4 695	13	-	-	-	-
Total	37 673	17	37 137	17	7 114	17	6 948	18

3.2 Absence due to sickness, Parent company

	2004 %	2003* %
Total absence due to sickness, as a percentage of regular working hours	6.3	6.7
Share of total absence due to sickness pertaining to continuous sick leave for 60 days or more	60.9	60.9
Absence due to sickness, as a percentage of each group's regular working hours		
Absence due to sickness by gender:		
Men	5.5	5.8
Women	10.0	10.6
Absence due to sickness by age category:		
Age 29 or younger	3.9	4.2
Age 30 to 49	5.5	6.0
Age 50 or older	8.5	8.7

*The information pertains to the second half of 2003.

3.3 Wages, salaries, other remuneration and social costs

	Group		Parent Company	
	2004	2003	2004	2003
Wages, salaries and other remunerations	11 861	11 680	2 389	2 272
Social costs	3 876	3 953	1 194	1 146
(of which pension costs)	(903)	(1 002)	(366)	(359)
Employee profit sharing	150	140	130	109
Total	15 887	15 773	3 713	3 527

SEK 36 M (44) of the Group's pension costs relate to board of directors and presidents. The Group's pension liability to these persons amounted to SEK 222 M (144). In the same manner, SEK 6 M (8) of the Parent Company's pension costs relate to the Board of Directors and presidents. The Parent Company's pension liability to these persons amounted to SEK 62 M (66).

3.4 Wages, salaries and other remunerations by market area

	Group		Parent Company	
	2004	2003	2004	2003
Sweden	3 322	3 211	2 386	2 269
Rest of Europe	4 673	4 510	2	2
Total, Europe	7 995	7 721	2 388	2 271
NAFTA region	2 136	2 358	-	-
South America	251	207	0	0
Africa, Middle East	364	332	1	1
Asia, Australia	1 115	1 062	0	-
Total	11 861	11 680	2 389	2 272
of which to boards of directors and presidents:				
Salaries and remunerations	283	280	17	11
of which, variable salary	37	40	2	2

3.5 Information on benefits to senior executives in 2004

Principles

Fees to the Chairman and other external Board members are paid in accordance with the decision of the Annual General Meeting. No fees are paid to the President or to the employee representatives. Remuneration to the President and other members of senior executive management consists of a fixed salary and a variable salary with two components: an annual component based on achieved performance goals, and a long-term component in the form of a financial instrument, that is, personnel options granted by the Board. In addition, they receive other benefits and pension. Other members of senior executive management are those who, in addition to the President, comprise the Group Executive Management, the detailed composition of which is stated on page 62 of this Annual Report.

The distribution between fixed salary and variable salary should be proportionate to the responsibility and authority of each senior executive. The President may receive a variable salary corresponding to a maximum of 75% of the fixed salary. For other members of senior executive management variable salary may amount to at most 50–65%

Remunerations and other benefits during the year[1)]

SEK	Basic salary/Directors fee	Variable salary	Other benefits [2)]	Pension costs	Total costs
Board Chairman Clas Åke Hedström	975 000 [3)]	-	-	741 000 [4)]	1 716 000
President Lars Pettersson	5 617 311 [5)]	3 881 250 [6)]	274 137	3 986 000	13 758 698
Other members of senior executive management [7)]	13 147 268	8 264 500 [6)]	1 158 481	8 980 000	31 550 249
Total	19 739 579	12 145 750	1 432 618	13 707 000	47 024 947

1) Expensed during 2004.
2) Other benefits largely pertain to free residence and company car.
3) Expensed during 2004 payable during 2005. During 2004, fees to the Chairman of the Board of SEK 800,000 expensed during 2003 were disbursed.
4) Pension to the Chairman of the Board is being paid under an earlier employment contract.
5) In addition to salary, SEK 442,311 was paid, largely as settlement of a vacation pay liability.
6) Expensed during 2004 and expected to be paid in 2005. During the year, variable salary, expensed in 2003, was paid in the amount of SEK 3,187,413, of which to the President SEK 600,000.
7) Pertains to the following persons in 2004: Peter Larson, Peter Gossas, Anders Thelin, Carina Malmgren Heander, Lars Josefsson, and for part of the year, Anders Ilstam and Per Nordberg.

of the fixed salary. Variable salary is partly related to the company's financial results and partly to individual performance goals.

In accordance with a decision by the Annual General Meeting, total fees to external Board members elected by the Annual General Meeting amount to SEK 2,925,000. Of this amount, the Board Chairman receives SEK 975,000 on an annual basis. In addition to these amounts, a maximum fee of SEK 200,000 is payable for committee work within the Board, in accordance with the decision by the Annual General Meeting.

Effective 1 January 2004, President and CEO Lars Pettersson is paid an annual basic salary of SEK 5,175,000, and receives benefits in the form of free residence and company car. In addition a variable salary is paid that can amount to a maximum of 75% of the fixed salary. The variable salary for 2004 has been estimated at SEK 3,881,250, which is the amount expensed during the year.

Lars Pettersson is entitled to retire with pension at age 60. His pension between age 60–65 will amount to 65% of the fixed salary up to 30 price base amounts and 50% of the fixed salary in excess of 30 price base amounts, although maximum 85% of the estimated lifelong pension from the age of 65. Pension from age 65 is made up of the ITP Plan pension and a supplementary defined-contribution plan under which the company each year, until he reaches age 50, contributes 35% of the fixed salary in excess of 20 price base amounts. From age 50, the contribution is 40% of the fixed salary in excess of 20 price base amounts. Moreover, an agreement has been reached covering severance pay in the event the company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

The other members of senior executive management in the company's service at 31 December 2004 are entitled to retire at age 62. Pension between age 62 and 65 will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary between 30 and 50 price base amounts.

For the other members of senior executive management at 31 December 2004, pension from age 65 is based on the ITP pension and a supplementary defined-contribution plan under which the Company contributes 20–30% (depending on age) of fixed-salary portions in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event the company terminates employment. The severance pay equals 12–18 months' fixed salary in addition to the six-month notice period. For the President and other members of senior executive management, any other earned income is offset against the severance pay.

Profit sharing and stock options

To promote a behavior that is favorable to the Group's long-term development and also stimulates continued employee loyalty, Sandvik since 1986 has a profit-sharing system for all employees employed at wholly-owned companies in Sweden. The Group's return during 2004 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing foundation.

A participation program was decided by the Annual General Meeting in 1999 directed to employees in Sweden, except those in Seco Tools. About 70% of the employees subscribed for convertibles totaling SEK 955 M corresponding to 4,360,150 shares if fully converted. At the same time, employees outside Sweden were issued 560,900 options yielding the same number of shares when exercised. The convertible loan's lifetime was 2 June 1999 through 30 June 2004. The conversion price was SEK 219. In connection with conversion and exercise of options, a total of 4,870,796 shares have been issued resulting in a dilution of 1.9% and the total number of shares rose to 263,566,796.

As part of a total remuneration package, a program was established in 2000 to offer a long-term variable salary to some 300 executives and specialists internationally in the Group. The program is based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation is based on Sandvik's return on capital employed during the preceding year. While the allotment as such is free of charge to the employee, the option holder must pay an exercise price set for the shares. In accordance with current Swedish accounting practice, Sandvik did not report any expense in the income statement in connection with the allotment. A provision is made for the respective option plan if the market price of the Sandvik share exceeds the exercise price. A provision for the 2001–2004 option plans has been charged to current year's earnings in the amount of SEK 40,000,000 including social costs and based on the expected number of options that will be exercised.

The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders. Under a swap agreement entered into with a bank to financially hedge the program, Sandvik has secured the acquisition of 1,800,000 shares at a price of SEK 234. Under a call option, additionally 270,000 shares have been secured at a price of SEK 267.50. These measures limit the effects of future increases in the market price of the Sandvik share on the company's costs for the program. In the event the Sandvik share price is less than the contracted price, a provision is made for the difference between the contracted price and the quoted price at the end of the year. The financial hedging measures have affected current year's results by SEK 43,000,000. Accordingly, the program and related financial measures have positively affected reported 2004 results by SEK 3,000,000.

Based on the 2003 returns and in accordance with this long-term program for variable salaries, the Board voted in February 2004 to allot options with a total value of SEK 13.4 M to some 300 executives and specialists in the Group. The value of each option calculated in accordance with the Black&Scholes valuation model was SEK 42.50. Based on an analysis of historical volatility of the company's stock market price, volatility during the term of the option was estimated at 28%.

Of the maximum number of options, 25% were allotted. The number of options is 312,000, 10,000 of which (valued at SEK 425,000) to the President and totally 25,000 (valued at SEK 1,062,500) to other members of senior executive management. The option exercise price is SEK 267, 110% of the average share price during the three trading days following publication of the year-end financial report.

Allotted and outstanding options at year-end are presented in the table below. The table also includes options granted to the Group Executive Management.

The Board decided not to initiate a new program for long-term variable salary for fiscal year 2004.

	Vesting period	Exercise price	Allotted options	Exercisable options	of which Board Chairman Clas Åke Hedström*	of which President Lars Pettersson	of which other members of senior executive management
2000**	2003–2005	289	1 296 000	1 002 000	42 000	21 000	57 000
2001	2004–2006	259	1 442 200	1 184 800	44 000	22 000	79 200
2002	2005–2007	259	756 000	667 200		24 000	43 200
2003	2006–2008	206	967 200	911 400		31 000	62 000
2004	2007–2009	267	312 000	312 000		10 000	25 000

* President at the time.

** When this program expired in February 2005, Sandvik's share price was lower than the exercise price and therefore no options were utilized.

Planning and decision-making process

During the year the Remuneration Committee presented recommendations to the Board on principles for the remuneration of senior executive management. These recommendations covered the proportion between fixed and variable salary, the size of any salary increases and long-term variable salary. The Remuneration Committee's recommendations were discussed and subsequently adopted by the Board.

The President's remuneration package for 2004 was set by the Board based on the Committee recommendation. Remuneration for other senior executive managers was decided by the President after consultation with the Committee. The Remuneration Committee performed its task supported by expertise on remuneration levels and structures. For information on the composition of the Committee, see page 21.

3.6 Proportion of women in Senior Management and in Boards

	Group Women		Parent Company Women	
	2004 %	2003 %	2004 %	2003 %
Boards and Presidents	6	5	15	17
Senior Management	10	9	22	20

3.7 Audit fees

Fees to the Group's auditors were as follows:

	KPMG		Other auditors at Group companies		Total	
	2004	2003	2004	2003	2004	2003
Audit						
Parent Company	3.7	3.3	-	0.3	3.7	3.6
Subsidiaries (excl. Seco Tools)	29.7	22.0	1.0	14.2	30.7	36.2
Seco Tools	0.4	1.2	6.1	4.7	6.5	5.9
Group	33.8	26.5	7.1	19.2	40.9	45.7
Other services						
Parent Company	3.3	3.2	-	1.0	3.3	4.2
Subsidiaries (excl. Seco Tools)	6.5	3.1	0.1	1.8	6.6	4.9
Seco Tools	0.1	0.1	3.2	-	3.3	0.1
Group	9.9	6.4	3.3	2.8	13.2	9.2

Other services in all essentials were rendered in audit-related areas, such as accounting and tax, and assistance with the due diligence process in connection with acquisitions.

NOTE 4. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	Group		Parent Company	
	2004	2003	2004	2003
Expenditure on				
research and development	1 403	1 425	700	650
quality assurance	467	435	177	159
Total	1 870	1 860	877	809
of which, expensed	1 761	1 733	877	809

Research and quality assurance expenditures are expensed as incurred. Expenditures for development are reported as an intangible asset if they meet the criteria for recognition as an asset in the balance sheet.

NOTE 5. DEPRECIATION/AMORTIZATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

	Group		Parent Company	
	2004	2003	2004	2003
Depreciation/amortization				
Goodwill	-354	-428	-	-
Other intangible assets	-114	-56	-11	-
Buildings and site improvements	-216	-238	-24	-21
Plant and machinery	-1 851	-1 647	-403	-382
Equipment, tools, fixtures and fittings	-373	-354	-75	-56
Total	-2 908	-2 723	-513	-459

Additional information on depreciation/amortization is presented in Notes 14 and 15.

NOTE 6. FEES FOR FINANCE AND OPERATING LEASES

The Group leases plant and machinery under finance lease agreements. At 31 December 2004, the net carrying amount of leased plant and machinery was SEK 33 M.

Leasing costs for premises, machinery and large computer and office equipment under operating leases are reported with operating expenses and amounted to SEK 466 M (433) for the Group and SEK 108 M (105) for the Parent Company (Contingent fees of SEK 14 M and revenues from subleasing of SEK 4 M are included).

Future minimum leasing fees in respect of non-cancelable leasing contracts fall due as follows:

	Group		Parent Company
	Finance leases Nominal (present value)	Operating leases	Operating leases
2005	8 (7)	359	80
2006–2009	20 (18)	534	82
2010 and later	0 (0)	224	70
Total	28 (25)	1 117	232

The net carrying value of machinery leased out under operating leases is included in consolidated fixed assets in the amount of SEK 511 M at 31 December 2004. Depreciation for the year amounted to SEK 278 M. Contractual future minimum leasing fees for non-cancelable leasing contracts amount to SEK 343 M. Contingent fees amount to SEK 43 M.

NOTE 7. PARENT COMPANY INCOME FROM SHARES IN GROUP COMPANIES

	2004	2003
Dividends	6 351	137
Gain on sale of shares and participations	14	-
Write-downs	- 3	-92
Total	6 362	45

NOTE 8. PARENT COMPANY INCOME FROM SHARES IN ASSOCIATED COMPANIES

	2004	2003
Dividends	6	3
Gain on sale of participations	-	166
Total	6	169

NOTE 9. INCOME FROM INVESTMENTS HELD AS FIXED ASSETS

	Group		Parent Company	
	2004	2003	2004	2003
Interest income, Group companies	-	-	-	4
Other interest income	-	-	-	-
Dividends	3	2	-	-
Exchange rate differences	-1	-	-1	-
Gain/loss on sale of receivables	-	-	-	-227
Gain/loss on sale of shares	15	-	-	0
Other	6	-13	-	-
Total	23	-11	-1	-223

NOTE 10. OTHER INTEREST INCOME AND EXPENSE

	Group		Parent Company	
	2004	2003	2004	2003
Interest income, Group companies	-	-	142	158
Other interest income	96	73	20	69
Exchange rate differences	-20	-18	-	-
Total interest income and similar income	76	55	162	227
Interest expense, Group companies	-	-	-106	-128
Other interest expense	-705	-756	-236	-217
Exchange rate differences	-17	2	-	-
Other financial expenses	-78	-70	-24	-10
Total interest expense and similar charges	-800	-824	-366	-355

NOTE 11. APPROPRIATIONS

	Parent Company	
	2004	2003
Accelerated depreciation	- 168	-112
Change in tax allocation reserve	254	-64
Change in other untaxed reserves	-1	-2
Total	85	-178

NOTE 12. TAXES

Income tax expense

	Group		Parent Company	
	2004	2003	2004	2003
Current taxes	-1 704	-1 185	-155	-238
Adjustment of taxes attributable to prior years	-85	6	-43	4
Total current tax expense	-1 789	-1 179	-198	-234
Deferred tax expense	64	-17	7	-21
Share of taxes of associated companies	-34	-16	-	-
Total reported tax expense	**-1 759**	**-1 212**	**-191**	**-255**

The Group's tax expense for the year amounted to SEK 1,759 M (1,212), or 27.2% (28.9) of the profit after financial items.

Reconciliation of tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 26.2% (24.3). The tax rate in Sweden is 28.0 % (28.0).

Reconciliation between the Group's weighted average tax, based on the tax rate in each country, and the Group's tax expense:

	Group			
	2004		2003	
	SEK M	%	SEK M	%
Profit after financial items	6 465		4 187	
Weighted average tax rate based on each country's tax rate	-1 692	-26.2	-1 017	-24.3
Tax effects of:				
Goodwill amortization[1]	-94	-1.5	-307	-7.3
Non-deductible expenses	-129	-2.0	-163	-3.9
Tax-exempt income	93	1.4	79	1.9
Adjustments related to prior years	-85	-1.3	6	0.1
Effects of loss carryforwards, net	156	2.4	170	4.1
Other	-8	-0.1	20	0.5
Total reported tax expense	**-1 759**	**-27.2**	**-1 212**	**-28.9**

1) In 2003, including negative tax effect of non-deductible write-down of goodwill amounting to SEK 192 M (4.6%) pertaining to the US subsidiary Precision Twist Drill.

The Parent Company's effective tax rate of 2.7 % (36.3) is less than the nominal tax rate in Sweden, which is mainly an effect of tax-exempt dividend income from subsidiaries and associated companies.

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities, with liabilities shown with a minus sign.

Group	2004			2003		
	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Intangible fixed assets	33	-178	-145	18	-134	-116
Tangible fixed assets	137	-1 486	-1 349	112	-1 486	-1 374
Financial fixed assets	12	-1	11	17	-2	15
Inventories	608	-40	568	656	-32	624
Receivables	89	-138	-49	101	-61	40
Provisions	725	-80	645	933	-148	785
Interest-bearing liabilities	1	-	1	-	-	-
Non-interest-bearing liabilities	224	-148	76	204	-184	20
Other	-	-540	-540	-	-737	-737
Loss carryforwards	87	-	87	82	-	82
Total	1 916	-2 611	-695	2 123	-2 784	-661
Offsetting within companies	-555	555	-	-675	675	-
Total deferred tax assets and liabilities	**1 361**	**-2 056**	**-695**	**1 448**	**-2 109**	**-661**

Provisions within the "other" item pertain primarily to Swedish tax allocation reserves and similar untaxed reserves unrelated to specific assets or liabilities. The Group has additional tax loss carryforwards of about SEK 1,250 M. Related deferred tax assets were not recognized since it was not deemed probable that it would be possible to utilize these deductions.

A reconciliation of the opening and closing balances of deferred taxes is presented below.

Deferred tax liabilities, net, 1 Jan. 2004	-661
Acquisition of companies	-
Reported in the income statement	64
Translation differences and other items reported in shareholders' equity	-98
Deferred tax liabilities, net, 31 Dec. 2004	-695

In addition to deferred tax assets and liabilities, Sandvik has the following liabilities and receivables pertaining to taxes:

	Group		Parent Company	
	2004	2003	2004	2003
Other provisions	-841	-800	-106	-166
Income tax liabilities	-749	-363	-	-
Prepaid income taxes	609	642	260	128
Net tax liabilities/receivables	-140	279	260	128

NOTE 13. BALANCE SHEET ITEMS WITH RECOVERY OR SETTLEMENT TIME EXCEEDING 12 MONTHS

Group and Parent Company

Current assets and current liabilities comprise in all significant respects only amounts expected to be recovered or settled within 12 months from the closing date. The recovery period for fixed assets is calculated in all significant respects to exceed 12 months. The settlement time for provisions is estimated largely to exceed 12 months.

Long-term interest-bearing liabilities have maturity dates as follows:

Group	2004				2003			
	Within 1 yr	2–5 yrs	Later than 5 yrs	Total	Within 1 yr	2–5 yrs	Later than 5 yrs	Total
Liabilities to credit institutions	50	1 138	534	1 722	223	1 920	230	2 373
Convertible debenture loans	0	0	0	0	1 022	0	0	1 022
Other liabilities	5	3 426	913	4 344	59	3 820	30	3 909
Total	55	4 564	1 447	6 066	1 304	5 740	260	7 304
Parent Company								
Liabilities to credit institutions	0	378	0	378	0	602	163	765
Liabilities to Group companies	0	137	1	138	0	102	0	102
Convertible debenture loan	0	0	0	0	952	0	0	952
Other liabilities	0	3 490	318	3 808	29	3 503	0	3 532
Total	0	4 005	319	4 324	981	4 207	163	5 351

NOTE 14. CONSOLIDATED TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible fixed assets

	Buildings and land	Machinery	Equipment and tools	Construction in progress	Total
Cost					
At beginning of the year	7 242	21 479	4 004	1 676	34 401
Additions	208	1 361	394	632	2 595
Acquisitions of subsidiaries	28	72	5	2	107
Divestments and disposals	-107	-726	-399	-2	-1 234
Reclassifications	341	845	114	-1 255	45
Advances paid during the year	-	-	-	16	16
Translation differences during the year	-213	-490	-63	-15	-781
	7 499	22 541	4 055	1 054	35 149
Accumulated depreciation					
At beginning of the year	3 214	13 670	2 808		19 692
Acquisition of subsidiaries	-	18	1		19
Divestments and disposals	-57	-822	-315		-1 194
Reclassifications	31	-118	16		-71
Depreciation for the year	212	1 851	373		2 436
Translation differences during the year	-96	-414	-53		-563
	3 304	14 185	2 830		20 319
Accumulated revaluations					
At beginning of the year	280	3			283
Divestments and disposals	-16	-3			-19
Depreciation for the year	-4				-4
Translation differences during the year	-1				-1
	259	0			259
Net book value at end of the year	4 454	8 356	1 225	1 054	15 089

	2004	2003
Ratable values, buildings (in Sweden)	986	980
Ratable values, land (in Sweden)	183	179
Net book value of corresponding buildings	1 277	1 282
Net book value of corresponding land	207	248

NOTE 14. CONSOLIDATED TANGIBLE AND INTANGIBLE FIXED ASSETS (cont.)

Intangible fixed assets

	Internally created intangible assets					Acquired intangible assets						
	Capitalized expenditures for R&D	IT Software	Patents, licenses, trademarks, etc.	Other	Subtotal	Capitalized expenditures for R&D	IT Software	Patents, licenses, trademarks, etc.	Goodwill	Other	Subtotal	Total
Cost												
At beginning of the year	217	310	59	60	646	15	68	35	7 449	25	7 592	8 238
Additions	103	165	7	22	297	6	23	42		4	75	372
Acquisitions of subsidiaries						14			144		158	158
Divestments and disposals	-20				-20		-23	-12	-25	-20	-80	-100
Reclassifications	-1	-121	-39	14	-147	-4	108	14	-1	93	210	63
Translation differences during the year				-2	-2		-1	-2	-230	-9	-242	-244
	299	354	27	94	774	31	175	77	7 337	93	7 713	8 487
Accumulated amortization												
At beginning of the year	6	99	56	21	182		50	22	3 100	24	3 196	3 378
Divestments and disposals	-2				-2		-22	-4		-13	-39	-41
Reclassifications	-9	-42	-39	20	-70		86	6		21	113	43
Amortization for the year	15	52		6	73	10	17	6	354	8	395	468
Translation differences during the year		-11		-2	-13				-141	-5	-146	-159
	10	98	17	45	170	10	131	30	3 313	35	3 519	3 689
Net book value at end of the year	303	256	10	49	618	7	44	47	4 024	58	4 180	4 798
Amortization for the year is reported in the income statement as follows:												
Cost of goods sold										-8	-8	-8
Selling expenses	-10	-7		-5	-22	-5		-1	-354		-360	-382
Administrative expenses	-5	-45		-1	-51	-5	-17	-5			-27	-78
	-15	-52		-6	-73	-10	-17	-6	-354	-8	-395	-468

NOTE 15. PARENT COMPANY TANGIBLE AND INTANGIBLE FIXED ASSETS

	Tangible assets				Intangible assets	
	Buildings and land	Machinery	Equipment and tools	Construction in progress	Patents and similar rights	Total
Cost						
At beginning of the year	758	7 006	952	1 052	-	9 768
Additions	5	358	32	408	33	836
Divestments and disposals	-5	-106	-90	-146	-	-347
Reclassifications	-	560	55	-690	38	-37
	758	7 818	949	624	71	10 220
Accumulated depreciation/amortization						
At beginning of the year	301	4 215	621	-	-	5 137
Divestments and disposals	-4	-99	-72	-	-	-175
Reclassifications	4	-92	15	-	33	-40
Depreciation/amortization for the year	24	403	75	-	11	513
	325	4 427	639	-	44	5 435
Accumulated revaluations						
At beginning of year	42	-	-	-	-	42
Divestments and disposals	-1	-	-	-	-	-1
	41	-	-	-	-	41
Net book value at end of the year	474	3 391	310	624	27	4 826

	2004	2003
Ratable values, buildings	199	196
Ratable values, land	38	37

NOTE 16. SHARES IN GROUP COMPANIES

Registered office

The company Sandvik AB conducts operations as a limited liability company, with registered office in Sandviken, Sweden. The address of the head office is SE-811 81 Sandviken, Sweden.

	Parent Company	
Shares in group companies	2004	2003
Accumulated acquisition value		
At beginning of the year	7 269	6 776
Additions	10	400
Capital contributions	100	93
New share issues	0	0
Divestments	-165	0
	7 214	7 269
Accumulated write-downs		
At beginning of the year	-557	-465
Divestments	161	0
Write-downs during the year	-3	-92
	-399	-557
Net book value at end of the year	6 815	6 712

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings		2004			2003		
According to balance sheet at 31 December; company, domicile	Corp. reg. number	No. of shares	Holding % 2)	Book value SEK 000s	No. of shares	Holding % 2)	Book value SEK 000s
SWEDEN							
Dormer Tools AB, Halmstad	556240-8210	80 000	100	25 145	80 000	100	25 145
Edmeston AB, Göteborg	556238-7554	40 000	100	3 000	40 000	100	3 000
Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474	1 831 319	100	53 474
Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 020	200 000	100	33 020
Industri AB Skomab, Sandviken	556008-8345	2 000	100	100 050	-	-	-
AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100	1 000	100	100
AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50	1 000	100	50
AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698	13 500	100	1 698
AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000	50 000	100	5 000
AB Sandvik Coromant, Sandviken[1]	556234-6865	1 000	100	50	1 000	100	50
Sandvik Coromant Norden AB, Stockholm[1]	556350-7846	1 000	100	100	1 000	100	100
Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0	80 000	100	0
AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120	1 000	100	120
Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000	15 000	100	15 000
AB Sandvik Hard Materials, Stockholm[1]	556234-6857	1 000	100	50	1 000	100	50
Sandvik Hard Materials Norden AB, Stockholm	556069-1619	1 000	100	50	1 000	100	50
Sandvik Information Technology AB, Sandviken[1]	556235-3838	1 000	100	50	1 000	100	50
Sandvik Intellectual Property HB, Sandviken	969704-2829			2			
AB Sandvik International, Sandviken[1]	556147-2977	1 000	100	50	1 000	100	50
AB Sandvik Materials Technology, Sandviken[1]	556234-6832	1 000	100	50	1 000	100	50
Sandvik Mining and Construction Sverige AB, Sandviken[1]	556288-9443	1 000	100	50	1 000	100	50
Sandvik Mining and Construction Tools AB, Sandviken[1]	556234-7343	1 000	100	50	1 000	100	50
AB Sandvik Process Systems, Sandviken[1]	556312-2992	1 000	100	100	1 000	100	100
Sandvik Raiseboring AB, Köping	556191-8920	1 000	100	100	1 000	100	100
AB Sandvik Service, Sandviken	556234-8010	1 000	100	50	1 000	100	50
AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100	1 000	100	100
Sandvik Smith AB, Köping	556590-8075	50 500	50	50 025	50 500	50	50 025
Sandvik Stål Försäljnings AB, Stockholm[1]	556251-5386	1 000	100	50	1 000	100	50
Sandvik Systems Development AB, Sandviken[1]	556407-4184	1 000	100	100	1 000	100	100
AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	1 939	1 000	100	1 939
AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800	6 840	100	1 800
AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100	1 000	100	100
Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167	10 000	100	167
AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120	1 000	100	120

Sandvik AB's holdings of shares and participations in subsidiaries

Direct shareholdings		2004			2003		
According to balance sheet at 31 December; company, domicile		No. of shares	Holding % [2]	Book value SEK 000s	No. of shares	Holding % [2]	Book value SEK 000s
AUSTRALIA	Sandvik Australian Ltd Partnership	-	99	394 750	-	99	394 750
BRAZIL	Dormer Tools S.A.	2 137 623 140	100	200 000	2 137 623 140	100	200 000
	Sandvik do Brasil S.A.	1 894 797 190	100	46 072	1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.	-	100	0	-	100	0
CHINA	Sandvik China Ltd.	-	100	190 666	-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.	-	100	17 466	-	100	17 466
	Sandvik Mining and Construction (China) Ltd.	-	100	9 519			
	Sandvik Process Systems (Shanghai) Ltd.	-	100	4 309	-	100	6 809
CZECH REPUBLIC	Sandvik CZ s.r.o.	-	100	0	-	100	0
GERMANY	Sandvik GmbH	-	1 [3]	1 486	-	1 [3]	1 486
	Sandvik Holding GmbH	-	1 [3]	367	-	1 [3]	367
GREECE	Sandvik A.E. Tools and Materials	5 529	100	1 567	5 529	100	1 567
HUNGARY	Sandvik KFT	-	100	3 258		100	3 258
INDIA	Sandvik Asia Ltd.	1 801 246	91 [5]	277 028	1 801 246	91 [5]	277 027
IRELAND	Sandvik SMC Distribution Ltd.	100	100	5 508	100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.	28 571	10 [3]	8 329	28 571	10 [3]	8 329
JAPAN	Sandvik K.K.	2 600 000	100	180 000	2 600 000	100	180 000
KENYA	Sandvik Kenya Ltd.	35 000	96	0	35 000	96	0
KOREA	Sandvik Korea Ltd.	752 730	100	46 856	752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.	406 642 873	90 [3]	71 000	406 642 873	90 [3]	71 000
MOROCCO	Sandvik Maroc SARL	1 000	94	0	1 000	94	0
NETHERLANDS	Sandvik Finance B.V.	18 786	100	4 923 930	18 786	100	4 923 930
PERU	Sandvik del Perú S.A.	6 420 309	100	26 025	6 420 309	100	26 025
POLAND	Sandvik Baildonit S.A.	148 100	100	93 140	148 100	100	93 140
	Sandvik Polska Sp.z o.o.	3 211	100	57	3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.	-	100	1 238	-	100	1 238
SPAIN	Minas y Metalurgia Española S.A.	59 999	50 [3]	0	59 999	50 [3]	3 700
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.	125 154 588	100	3 200	125 154 588	100	3 200
ZIMBABWE	Sandvik (Private) Ltd.	233 677	100	3 269	233 677	100	3 269
Other companies and dormant companies, wholly owned				14 540			14 641
				6 815 390			6 712 119

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which is also in agreement with share of capital.
3) Remaining shares are held by other Group companies.
4) Shares up to an ownership interest of 95% are held by other companies in the Group.
5) Shares up to an ownership interest of 97% are held by other companies in the Group.

NOTE 16. SHARES IN GROUP COMPANIES (cont.)

Sandvik AB's holding of shares and participations in subsidiaries
Indirect holdings in significant operating Group companies

Group holding, %		2004	2003 [1]
SWEDEN	Kanthal AB	100	100
	Roxon AB	100	100
	Sandvik Invest AB	100	100
	Sandvik SRP AB	100	100
	Sandvik SRP (Arbrå) AB	100	100
	Seco Tools AB	60 [2]	61 [2]
ARGENTINA	Sandvik Argentina S.A.	100	100
AUSTRALIA	Sandvik Australia Pty. Ltd.	100	100
	Sandvik Materials Handling Pty. Ltd.	100	100
	Sandvik Mining and Construction Pty. Ltd.	100	100
	Sandvik Smith Australia Pty. Ltd.	50	50
	Walter Speedmax Pty. Ltd.	96	96
	Voest-Alpine Mining and Tunneling Pty. Ltd.	100	100
AUSTRIA	Montanwerke Walter GmbH	96	96
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100	100
	Sandvik in Austria GmbH	100	100
	Voest-Alpine Bergtechnik GmbH	100	100
	Voest-Alpine Materials Handling GmbH & Co. KG	100	100
BELGIUM	Walter Benelux N.V./S.A.	96	96
BRAZIL	Walter do Brasil Ltda.	96	96
CANADA	Dormer Tools Inc.	100	100
	EJC Mining Equipment Inc.	100	100
	Prok Int. Canada Inc.	100	100
	Sandvik Canada Inc.	100	100
	Sandvik Mining and Construction Canada Inc.	100	100
	Sandvik Smith Canada Inc.	50	50
	Valenite-Modco Ltd.	100	100
CHILE	Sandvik Bafco Servicios S.A.	100	100
	Sandvik Chile S.A.	100	100
	Sandvik Smith Chile S.A.	50	50
CHINA	Sandvik Steel (Qingdao) Ltd.	100	100
	Walter Wuxi Co. Ltd.	96	96
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100	100
	Walter CZ s.r.o.	96	96
DENMARK	Sandvik A/S	100	100
FINLAND	Roxon Oy	100	100
	Sandvik Mining and Construction Finland Corp.	100	100
	Sandvik Tamrock Oy	100	100
FRANCE	Gunther Tools S.A.S.	100	100
	Safety Production S.A.S.	100	100
	Safety S.A.S.	100	100
	Sandvik CFBK S.A.S.	100	100
	Sandvik Hard Materials S.A.S.	100	100
	Sandvik S.A.S.	100	100
	Sandvik Tamrock France S.A.S.	100	100
	Sandvik Tamrock Secoma S.A.S.	100	100
	Sandvik Tobler S.A.S.	100	100
	Walter France SARL	96	96
GERMANY	Alpine Westfalia GmbH	100	100
	Gurtec GmbH	100	100
	Günther & Co. GmbH	100	100
	Prototyp-Werke GmbH	100	100
	Sandvik GmbH	100	100
	Sandvik Mining and Construction Central Europe GmbH	100	100
	TDM Systems GmbH	47	47
	Walter AG	96	96
	Walter Hartmetall GmbH	96	96
	Werner Schmitt PKD-Werkzeug AG	96	-
GHANA	Sandvik Mining and Construction Ghana Ltd.	100	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100	100
	Sandvik Hongkong Ltd.	100	100
	Sandvik Tamrock (Far East) Ltd.	100	100
HUNGARY	Walter Hungaria Kft.	96	96
INDIA	Sandvik Smith Asia Ltd	97	-
	Walter India Ltd.	96	96
INDONESIA	PT Sandvik Indonesia	100	100
	PT Sandvik SMC	100	100
IRELAND	Sandvik Ireland Ltd.	100	100
ITALY	Dormer Italia S.p.A.	100	100
	Impero S.p.A.	100	100
	Sandvik Italia S.p.A.	100	100
	Walter USAP S.R.L.	96	96
JAPAN	Kanthal K.K.	100	100
JAPAN (cont.)	Sandvik Sorting Systems K.K.	100	100
	Sandvik Toyo Co. Ltd.	100	100
	Valenite Japan Inc.	100	100
KAZAKHSTAN	Tamservice Ltd.	100	100
KOREA	Suh Jun Trading Co.	70	70
	Walter Korea Ltd.	92	92
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100	100
	Sandvik Mining and Construction (Malaysia) Sdn. Bhd.	100	100
MEXICO	Sandvik de México S.A. de C.V.	100	100
	Sandvik Mining and Construction de México S.A. de C.V.	100	100
	Valenite de Mexico S.A. de C.V.	100	100
NETHERLANDS	Dormer Tools B.V.	100	100
	Sandvik Benelux B.V.	100	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100	100
NORWAY	Sandvik Norge A/S	100	100
	Sandvik Tamrock A/S	100	100
PHILIPPINES	Sandvik Philippines Inc.	100	100
	Sandvik Tamrock (Philippines) Inc.	100	100
POLAND	Walter Polska Sp. z o.o.	96	96
	Voest-Alpine Technika Tunelowa i Górnicza Sp. z o.o.	100	100
ROMANIA	Sandvik SRL	100	100
RUSSIA	Rustamservis Ltd.	100	100
	Sandvik-MKTC OAO	98	98
SINGAPORE	Kanthal Electroheat Pte. Ltd.	100	100
	Sandvik Mining and Construction S.E. Asia Pte. Ltd.	100	100
	Sandvik South East Asia Pte. Ltd.	100	100
	Walter Singapore Pte. Ltd.	96	96
SLOVENIA	Sandvik d.o.o.	100	100
SOUTH AFRICA	Sandvik Mining and Construction RSA (Pty) Ltd.	100	100
	Sandvik (Pty) Ltd.	100	100
	Voest Alpine Mining & Tunneling (Pty) Ltd.	100	100
SPAIN	Safety Iberica Metal Duro S.A.	100	100
	Sandvik Española S.A.	100	100
	Walter Tecno UTIL S.A.	58	58
SWITZERLAND	Sandvik AG	100	100
	Sansafe AG	100	100
	Santrade Ltd.	100	100
	Walter (Schweiz) AG	96	96
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100	100
	Sandvik Taiwan Ltd.	100	100
	Walter Taiwan Ltd.	96	96
TANZANIA	Sandvik Tamrock Tanzania Ltd.	100	100
THAILAND	Sandvik Thailand Ltd.	100	100
UK	Dormer Tools Ltd.	100	100
	Dormer Tools (Sheffield) Ltd.	100	100
	Kanthal Ltd.	100	100
	Osprey Metals Ltd.	100	100
	Prototyp UK Ltd.	100	100
	Safety Cutting Tools UK Ltd.	100	100
	Sandvik Ltd.	100	100
	Sandvik Mining and Construction Ltd.	100	100
	Titex Tools Ltd.	100	100
	Walter GB Ltd.	96	96
UKRAINE	Sandvik Ukraine	100	100
US	Dormer Tools LLC	100	100
	Driltech Mission LLC	100	100
	Kanthal Corp.	100	100
	MRL Industries Inc.	100	100
	Pennsylvania Extruded Tube Co.	70	70
	Precision Twist Drill Co.	100	100
	Sandvik Inc.	100	100
	Sandvik MGT LLC	100	100
	Sandvik Mining and Construction LLC	100	100
	Sandvik Mining and Tunneling LLC	100	100
	Sandvik Process Systems LLC	100	100
	Sandvik Smith Inc.	50	50
	Sandvik Sorting Systems LLC	100	100
	Sandvik Special Metals LLC	100	100
	Valenite LLC	100	100
	Walter USA Inc.	96	96
ZAMBIA	Sandvik Mining and Construction Zambia Ltd.	60	60

1) Unless otherwise indicated, ownership percentage pertains to capital, which also corresponds to percentage of voting rights for the total number of shares.
2) Share of voting rights, 90%.

NOTE 17. INVESTMENTS IN ASSOCIATED COMPANIES

	Group	
	2004	2003
Accumulated share of equity		
At beginning of the year	342	439
Divestments	0	-171
Acquisitions	0	10
Share of profits after net financial items of associated companies	122	120
Share of taxes of associated companies	-34	-16
Less dividends received	-10	-26
Translation differences during the year	-7	-14
Share of equity at end of the year	413	342

Specification of Parent Company's and Group's holdings of shares and participations in associated companies

According to the Balance Sheet at 31 December; company, domicile		Corp. reg. number	No. of shares	Holding % 1)	Share of equity in Group SEK M 2004	Share of equity in Group SEK M 2003	Book Value SEK M 2004	Book Value SEK M 2003
Owned directly by Sandvik AB								
SWEDEN	Balzers Sandvik Coating AB, Stockholm	556098-1333	56 840	49	12	12	4	4
	Wassara AB, Stockholm	556331-8566	6 000	30	2	3	4	4
					14	15	8	8
Owned indirectly by Sandvik AB								
SWEDEN	AvestaPolarit Stainless Tube AB, Fagersta	556057-8592	150 000	11.65	128	102		
	Fagersta Stainless AB, Fagersta	556051-6881	400 000	50	183	160		
	Wassara AB, Stockholm	556331-8566	3 000	15	1	2		
	Associated companies owned by Seco Tools				8	8		
INDIA	Eimco Elecon India			25	29	29		
SOUTH AFRICA	Mining Carbide Pty.			50	1	1		
UK	Caterpillar Impact Products Ltd.			40	34	12		
	Finlay BME Ltd.			40	15	13		
					399	327		
Total					413	342		

1) Pertains to share of votes, which also corresponds to share of capital unless otherwise stated.

NOTE 18. OTHER INVESTMENTS HELD AS FIXED ASSETS

	Group	
	2004	2003
Indirectly owned		
Other shares and participations, Sweden	1	4
Other shares and participations, non-domestic	12	24
Total at year-end	13	28

NOTE 19. INVENTORIES

	Group		Parent Company	
	2004	2003	2004	2003
Raw materials and consumables	3 314	2 650	1 643	808
Work in progress	2 623	2 873	645	1 128
Finished goods	7 522	6 624	1 097	733
Total	13 459	12 147	3 385	2 669

Some 12% (15) of inventories are reported at net realizable value.

NOTE 20. SPECIAL INFORMATION ON SHAREHOLDERS EQUITY

Restricted and unrestricted equity

Shareholders' equity shall, in accordance with Swedish law, be apportioned between non-distributable (restricted) and distributable (unrestricted) funds. In a Group, only the lower of the Parent Company's or the Group's unrestricted equity may be distributed to shareholders.

Share capital and premium reserve/statutory reserve comprise restricted equity. In the consolidated accounts, only that part of subsidiaries' unrestricted equity that can be distributed to the Parent Company without creating a need to write down the shares in the subsidiaries forms part of the Group's unrestricted equity.

In the consolidated accounts, the equity portion of untaxed reserves is reported as restricted equity. Undistributed earnings in associated companies are reported as equity method reserve among the restricted reserves.

Allocations to restricted reserves proposed by the Boards of the subsidiaries reduce the Group's unrestricted reserves by SEK 65 M (56).

Share capital

According to the Articles of Association of Sandvik AB, the share capital shall amount to a minimum of SEK 1.2 billion and a maximum of SEK 4.8 billion. All issued shares are fully paid, have the same voting rights and are equally entitled to the company's assets. The Company holds 16,522,000 (8 697 000) treasury shares.

Share capital during the past two years has changed as follows:

	Number of shares	Nominal value SEK/share	Share capital, SEK
Share capital, year-end 2002	258 709 350	6.00	1 552 256 100
New share issue, 7 Oct 2003	800	6.00	4 800
Share capital, year-end 2003	258 710 150	6.00	1 552 260 900
New share issue, 5 February 2004	1 370 234	6.00	8 221 404
New share issue, 24 May 2004	171 540	6.00	1 029 240
New share issue, 21 June 2004	3 314 872	6.00	19 889 232
Share capital, year-end 2004	263 566 796	6.00	1 581 400 776

New share issues pertain to loan conversion and exercise of options. Refer to separate note concerning convertibles.

Dividends are proposed by the Board in accordance with provisions in the Swedish Companies Act and are decided by the Annual General Meeting. The proposed but not yet approved dividend for 2004 amounts to SEK 2,717 M (SEK 11.00 per share). The total dividend amount may change up to the record day as a result of further reacquisitions of own shares. The dividend amount is not reported as a liability.

No shares have been reserved for transfer under options or other agreements.

The Sandvik share is now listed only on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depository Receipts). The Sandvik share was delisted from the London Stock Exchange in March 2004.

NOTE 21. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant, and machinery	Equipment tools, fittings and fixtures	Patents and similar rights	Total
Reported at the end of 2003	11	1 730	205	-	1 946
Current year's accelerated depreciation	-7	190	-29	15	169
Reported at the end of 2004	4	1 920	176	15	2 115

NOTE 22. PARENT COMPANY'S OTHER UNTAXED RESERVES

	Tax allocation reserves		Other untaxed reserves		Total	
	2004	2003	2004	2003	2004	2003
Reported at previous year-end	1 330	1 266	12	10	1 342	1 276
Change during the year	-254	64	1	2	-253	66
Reported at the end of the year	1 076	1 330	13	12	1 089	1 342

NOTE 23. PROVISION FOR PENSIONS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS

Sandvik has defined-benefit pension plans in a number of countries. In principle, the plans cover all employees and provide benefits based on the remunerations and length of service at or near retirement. In a number of countries, there are also post-retirement sickness benefits.

The total pension costs for the most significant defined-benefit pension plans are presented below:

Pension cost	2004	2003
Current service cost	-325	-372
Interest cost	-554	-543
Expected return on plan assets	491	412
Amortization of unrecognized gains and loses	-11	0
Past service costs	12	0
Employee contributions	26	25
Gains on settlements	30	13
Total pension cost	-331	-465

The actual return on plan assets during 2004 was SEK 620 M (844). Of the interest cost included above, that portion pertaining to deficits in pension plans, SEK 150 M, is reported as a financial expense.

The total pension cost for defined-contribution plans and plans reported in accordance with local rules was SEK 572 M (537).

Due to the funded status of the pension plans at Sandvik's transition to reporting in accordance with RR29, there are pension plans with surpluses that are reported as long-term financial receivables. Other pension plans, which are only partly funded, or unfunded are reported as a provision for pensions. The value of all pension plans is distributed between long-term financial receivables and provisions as follows:

Provision for pensions

	31 Dec. 2004	31 Dec. 2003
Funded pension plans reported as long-term financial receivables	465	354
Pension plans reported as provision for pensions	-3 554	-3 659
Provision for pensions, net	-3 089	-3 305

Gains and losses from changed actuarial assumptions are taken to income or expense over the employees' remaining working lives, to the extent that, for a particular pension plan, the total gain or loss falls outside a corridor corresponding to 10% of the higher of either the present value of the defined-benefit obligation or the fair value of the plan assets.

In the reconciliation below, the assets and liabilities of the most significant defined-benefit pension and sickness benefit plans are presented:

Commitments	31 Dec. 2004	31 Dec. 2003
Wholly or partly funded plans		
Present value of defined-benefit obligations	-8 780	-8 281
Fair value of plan assets	8 058	7 429
Net liability, funded plans	-722	-852
Unfunded plans		
Present value of defined-benefit obligations	-1 854	-1 760
Unrecognized actuarial gains (–) or losses (+), net	-344	-528
Pension liability for plans reported according to RR29	-2 920	-3 140
Pension liability for plans reported according to local regulations	-169	-165
Provision for pensions/sickness benefits, net	**-3 089**	**-3 305**

The fair value of plan assets at 31 December 2004 (and 31 December 2003) includes loans to Sandvik companies of SEK 200 M (200) and the value of properties leased to Sandvik of SEK 154 M (158).

The following table shows the movements in net liability for pensions and sickness benefits.

	31 Dec. 2004	31 Dec. 2003
Net liability, beginning of year	-3 305	-3 719
New plans, including acquisitions	-57	0
Pension cost for the year for defined-benefit plans	-331	-465
Contributions from the companies, etc.	523	625
Translation differences for the year	85	292
Change in net liability for defined-benefit plans reported according to RR29	220	452
Increase in pension plans that are reported according to local regulations	-4	-38
Provision for pensions, net	**-3 089**	**-3 305**

Key actuarial assumptions (weighted average, %):	31 Dec. 2004	31 Dec. 2003
Discount rate	5.2	5.4
Expected return on plan assets	6.1	6.3
Expected rate of salary increases	3.4	3.2
Expected inflation	2.2	2.0
Change in medical costs	8.0	8.5

The Parent Company

The Parent Company's reported pension liability was SEK 97 M (94). The Parent Company's PRI pensions are secured through Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. Sandvik AB and most of the Swedish subsidiaries form part of the Foundation. The value of assets held by the foundation at year-end was SEK 1,507 M (1,387), which was SEK 171 M (123) greater than the capital value of the corresponding pension commitments.

NOTE 24. OTHER PROVISIONS

Group	Provisions for guarantees	Provisions for restructuring	Personnel-related provisions	Other provisions	Total
Reported at previous year-end	245	201	131	399	976
Provisions during the year	146	26	126	212	510
Provisions utilized during the year	-119	-105	-65	-290	-579
Unutilized provisions reversed during the year	-14	-13	-12	-14	-53
Translation differences for the year	-6	-1	-4	-9	-20
Reported at end of the year	252	108	176	298	834
of which, current	108	8	48	99	263
of which, non-current	144	100	128	199	571
Parent Company					
Reported at previous year-end	21	6	65	12	104
Provisions during the year	1	-	40	6	47
Provisions utilized during the year	-2	-6	-	-2	-10
Unutilized provisions reversed during the year	-	-	-	-	-
Reported at end of the year	20	0	105	16	141

NOTE 25. CONVERTIBLE DEBENTURE LOANS

	Group		Parent Company	
	2004	2003	2004	2003
Loan amount outstanding	-	1 022	-	952

The term of the convertible debenture loan in the Parent Company expired 30 June 2004. The conversion price was SEK 219. Conversions during the year amounted to SEK 949.6 M.

Seco Tools' convertible debenture loan expired 30 May 2004. The conversion price was SEK 254. Conversions during the year amounted to SEK 66.2 M.

NOTE 26. ACCRUED EXPENSES AND DEFERRED INCOME

	Group		Parent Company	
	2004	2003	2004	2003
Personnel related	2 483	2 126	905	792
Other	1 292	1 212	215	201
Total	3 775	3 338	1 120	993

NOTE 27. CONTINGENT LIABILITIES

	Group		Parent Company	
	2004	2003	2004	2003
Bills discounted	49	81	-	-
Other surety undertakings and contingent liabilities	752	762	7 195	4 731
Total	801	843	7 195	4 731
of which, for subsidiaries			7 042	4 568

Assets pledged for liabilities to credit institutions

	Group		Parent Company	
	2004	2003	2004	2003
Property mortgages	266	103	-	-
Chattel mortgages	44	62	-	-
Total	310	165	-	-

NOTE 28. EXCHANGE RATE DIFFERENCES

	Group	
	2004	2003
Exchange-rate differences in earnings		
Reported under operating profit	21	74
Reported under financial items	-38	-16
Total	-17	58

Translation differences reported in shareholders' equity

Accumulated translation differences for each foreign operation were not registered prior to 1999, nor was it considered practicable to produce them retroactively. Accordingly, accumulated translation differences pertain to currency movements from and including the 1999 fiscal year.

Accumulated translation differences reported in shareholders' equity	-1 297	-918

NOTE 29. SUPPLEMENTARY INFORMATION TO THE GROUP'S CASH-FLOW STATEMENT

	Group	
	2004	2003
Adjustment for items not included in cash flow, etc.		
Capital gains/losses	-163	-34
Unappropriated results of associated companies	-112	-94
Other	-261	-85
	-536	-213
Interest payments		
Interest payments included in cash flow from operating activities		
Interest received	28	56
Interest paid	-755	-838
Acquisitions and divestments of subsidiaries		
Purchase consideration (paid in the form of liquid funds)		
Acquired subsidiaries	376	107*
Divested subsidiaries	488	2
Liquid funds		
Acquired subsidiaries	65	-
Divested subsidiaries	106	-

Other more significant assets and liabilities

	Acquired subsidiaries		Divested subsidiaries	
	2004*	2003	2004	2003
Fixed assets	106	-	143	4
Inventories	35	-	239	-
Operating receivables	107	-	63	2
Provisions	7	-	17	2
Operating liabilities	63	-	101	4
Other liabilities	20	-	56	1

* Pertains mainly to additional acquisitions of minority holdings in Group companies.

NOTE 30. EARNINGS PER SHARE

	2004	2003
Net profit for the year	4 453	2 788
Interest expense on convertible loans added back, less related tax effect	3	8
Adjusted profit for the year	4 456	2 796
Weighted average number of shares outstanding (thousands)	251 334	250 012
Additional shares assuming full conversion and exercise of options	1 358	4 908
Weighted average number of shares, diluted (thousands)	252 692	254 921
Earnings per share, SEK	17.70	11.20
Earnings per share, diluted, SEK	17.60	11.00

Proposed appropriation of profits

The Board of Directors and the President propose that the profits brought forward from the previous year	755,595,370
and the profit for the year	6,904,158,053
SEK	7,659,753,423
Be appropriated as follows:	
a dividend of SEK 11.00 per share	2,717,492,756 *
profit carried forward	4,942,260,667
SEK	7,659,753,423

* The total dividend may change up to the record day as a result of further reacquistions of own shares.

The Group's and the Parent Company's income statements and balance sheets are subject to adoption by the Annual General Meeting on 3 May 2005.

Sandviken 8 February 2005

Clas Åke Hedström
Chairman

Bo Boström	Georg Ehrnrooth	Sigrun Hjelmquist
Göran Lindstedt	Egil Myklebust	Arne Mårtensson
Lars Nyberg	Anders Nyrén	Lars Pettersson President

Auditors' Report

To the Annual General Meeting of the shareholders of Sandvik Aktiebolag; (publ)
Corporate registration number 556000-3468

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik Aktiebolag; (publ) for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's results of operations and financial position in accordance with generally accepted accounting principles in Sweden. The statutory Board of Directors' Report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken 1 March 2005
KPMG Bohlins AB
Caj Nackstad
Authorized Public Accountant

Board of Directors
and Auditors

DIRECTORS

Clas Åke Hedström, Chairman, Sandviken, b. 1939. Director of AB SKF. Director of Sandvik AB since 1994 and Board Chairman since 2002. Sandvik shares: 26,616; options: 86,000.

Lars Pettersson, Sandviken, b. 1954. President and Chief Executive Officer of Sandvik AB. Director of Sandvik AB since 2002. Sandvik shares: 1,343; options: 108,000.

Georg Ehrnrooth, Helsinki, Finland, b. 1940. Chairman of the Board of Assa Abloy AB. Vice Chairman of Rautaruukki Oyj. Director of Sampo Oyj, Oy Karl Fazer Ab and Nokia Oyj. Director of Sandvik AB since 1997. Sandvik shares: 11,000.

Arne Mårtensson, Djursholm, b. 1951. Chairman of the Board of Svenska Handelsbanken. Vice Chairman of Telefonaktiebolaget LM Ericsson. Director of Holmen AB, AB Industrivärden, Skanska AB, V&S Vin & Sprit AB, Swedish ICC, Industry and Commerce Stock Exchange Committee, Stockholm School of Economics Advisory Board (Chairman) and International Business Council of World Economic Forum. Director of Sandvik AB since 1999. Sandvik shares: 500.

Lars Nyberg, Stockholm, b. 1951. Chairman of the Board of NCR Corporation, US, and Micronics Laser Systems AB. Director of Snap-On Tools, Autoliv Inc, and Datacard Inc. Director of Sandvik AB since 1999. Sandvik shares: 11,000.

Anders Nyrén, Bromma, b. 1954. President and Chief Executive Officer of AB Industrivärden. Vice Chairman of Svenska Handelsbanken. Director of SCA, Skanska, SSAB, SNS and Ernströmgruppen. Director of Sandvik AB since 2002. Sandvik shares: 500.

Egil Myklebust, Oslo, Norway, b. 1942. Chairman of the Board of SAS. Vice Chairman of Norske Skog SA. Director of University Board (University of Oslo) and Vetco International Ltd. Director of Sandvik AB since 2003. Sandvik shares: –

Sigrun Hjelmquist, Djursholm, b. 1956. Partner & Investment Manager in BrainHeart Capital KB. Director of Svenska Handelsbanken, IBS AB, Sydkraft AB, RAE Systems Inc. (US) and E&T Förlag AB. Director of Sandvik AB since 2003. Sandvik shares: 500.

Bo Boström, Åshammar, b. 1949. Chairman, AB Sandvik Materials Technology Union Committee, Metal Workers' Union, Sandviken. Director of Sandvik AB since 1988. (Employee representative). Sandvik shares: 500.

Göran Lindstedt, Sandviken, b. 1942. Chairman, Sandvik AB Union Committee, Industrial Salaried Employees' Association. Director of Sandvik AB since 1989. (Employee representative). Sandvik shares: 1,166.

DEPUTY DIRECTORS

Birgitta Karlsson, Stocksund, b. 1952. Union Committee, Association of Graduate Engineers, Sandvik Västberga, Stockholm. Director of Sandvik AB since 1998. (Employee representative). Sandvik shares: 826.

Bo Westin, Köping, b. 1950. Chairman Union Committee, Metal Workers' Union, Sandvik Smith AB, Köping. Director of Sandvik AB since 1999. (Employee representative). Sandvik shares: 74.

Percy Barnevik, Honorary Chairman,
London, England, b. 1941.
Chairman of the Board of Sandvik 1983–2002.

AUDITORS

KMPG Bohlins AB. Auditor in Charge, Caj Nackstad, Stockholm, Authorized Public Accountant.

Information as of 1 February 2005.

Group Executive Management and Group Staffs

Lars Pettersson, President and Chief Executive Officer. b. 1954, M.Sc. Eng., employed since 1979. Sandvik shares: 1,343; options: 108,000.

Peter Larson, Executive Vice President, Head of Group Staff Business Development and IT. b. 1949, MBA, employed 1981–84, and since 1997. Sandvik shares: 3,250; options: 75,500.

Per Nordberg, Executive Vice President and CFO. b. 1956, MBA, employed since 2004. Sandvik shares: –

Carina Malmgren Heander, Senior Vice President Human Resources. b. 1959. MBA, employed since 2003. Sandvik shares: –; options: 5,000.

Anders Thelin, President of Sandvik Tooling Business Area. b. 1950, MSc. Eng., employed since 1976. Sandvik shares: 2,071; options: 69,500.

Lars Josefsson, President of Sandvik Mining and Construction Business Area. b. 1953, MSc. Eng., employed since 2004. Sandvik shares: 1,100; options: 5,000.

Peter Gossas, President of Sandvik Materials Technology Business Area. b. 1949, MSc. Eng., employed since 2001. Sandvik shares: –; options: 40,900.

GROUP STAFFS

Auditing and Special Projects, Anders Vrethem

Business Development and IT, Peter Larson

Communications, Heléne Gunnarson

Finance, Anders Edwardsson

Human Resources, Carina Malmgren Heander

Human Resources, Sweden, Björn Camitz

Intellectual Property, Lennart Tåquist

Legal Affairs, Bo Severin

Taxes and Financial Projects, Thomas B. Hjelm

Treasury, Gunnar Båtelsson

Annual General Meeting, payment of dividend

Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken on Tuesday, 3 May 2005, at 5:00 p.m.

Shareholders wishing to attend the Meeting must notify the Board either by letter addressed to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, or by telefax +46(0)26-26 10 86, or by telephone +46(0)26-26 09 40 working days between 9:00 a.m. – 12:00 noon and 1:00 p.m. – 4:00 p.m. or via Internet on the Group's website (www.sandvik.com). Notification must reach Sandvik AB not later than 3:00 p.m. on 27 April 2005. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by the VPC AB not later than 22 April 2005. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than 22 April 2005 to establish their right to attend the Meeting.

In notification of intent to attend the Meeting, please state your name, personal or organization number, address and telephone number and the names of any assistants. If you plan to be represented at the Meeting by proxy, such notice must be made known to Sandvik AB prior to the Meeting.

Payment of dividend

The Board and the President recommend that the Meeting declare a dividend of SEK 11.00 per share for 2004.

The proposed record date is 9 May 2005. If this proposal is adopted by the Meeting, it is expected that dividends will be paid out on 12 May 2005. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. Dividends will be remitted from VPC. To facilitate the distribution, shareholders who have moved should report their change of address to their bank in good time before the record day.

Sandvik's Annual Report

Sandvik's Annual Report 2004 comprises the formal financial reporting, including the Board of Directors' report, income statements and balance sheets, with accompanying notes, etc. and is printed separately in a small number of copies for the shareholders who ordered the printed report. The general information that was previously included in the annual report is now printed separately. Entitled The Sandvik World, it is distributed to all shareholders.

The formal Annual Report 2004 is available at www.sandvik.com and can be ordered in printed form.

Financial information 2005/2006

Annual Report for 2004	April 2005
The Sandvik World 2004/2005	April 2005
First-Quarter Report	3 May 2005
Annual General Meeting	3 May 2005
Semi-Annual Report	4 August 2005
Third-Quarter Report	3 November 2005
Report on Operations in 2005	8 February 2006
Annual Report for 2005	April 2006
The Sandvik World 2005/2006	April 2006
First-Quarter Report	May 2006
Annual General Meeting	May 2006

Financial information can be ordered from Sandvik AB, Group Communications, SE-811 81 Sandviken, Sweden
Tel. +46 (0)26-26 10 47
Fax. +46 (0)26-26 10 43

www.sandvik.com

Key figures

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Invoiced sales, SEK M	54 610	48 810	48 700	48 900	43 750	39 300	42 400	34 119	28 265	29 700
Change, %	+12	0	0	+12	+11	-7	+24	+21	-5	+17
of which, organic, %	+15	+5	-7	+3	+12	-8	+1	+4	0	+19
of which, structural, %	-1	+2	+10	+1	-4	-1	+22	+10	+2	+1
of which, currency, %	-2	-7	-3	+8	+3	+2	+1	+6	-7	-3
Operating profit, SEK M	7 166	4 967	5 771	6 103	6 327	4 425	4 595	4 370	4 106	5 194
as % of invoicing	13	10	12	12	14	11	11	13	15	17
Profit after financial items, SEK M	6 465	4 187	5 063	5 606	5 804	5 465	3 935	4 205	4 453	5 620
as % of invoicing	12	9	10	11	13	14	9	12	16	19
Consolidated net profit for the year, SEK M	4 453	2 788	3 436	3 688	3 712	3 620	2 095	2 725	3 114	3 727
Shareholders' equity, SEK M	21 856	21 440	23 205	23 972	23 019	20 109	18 621	17 414	20 035	18 503
Equity ratio, %	45	46	48	50	55	52	47	47	64	64
Net debt/equity ratio, times	0.6	0.5	0.5	0.4	0.3	0.3	0.4	0.4	-0.1	-0.2
Rate of capital turnover, %	108	98	97	102	104	95	104	96	86	101
Liquid assets, SEK M	1 720	1 972	2 175	2 258	2 097	2 369	1 800	2 494	5 557	6 893
Return on shareholders' equity, %	20.2	12.8	14.9	15.5	17.3	12.4*	11.9	14.3	16.2	21.6
Return on capital employed, %	19.4	13.4	15.4	17.4	20.3	15.1*	16.3	17.7	20.2	28.0
Investments in property, plant and equipment, SEK M	2 967	3 153	2 357	2 627	2 087	1 875	2 811	2 353	2 486	2 050
Total investments, SEK M	3 278	3 260	5 066	4 083	2 670	2 233	3 202	6 644	4 414	2 092
Cash flow from operations, SEK M	5 322	6 421	7 190	5 093	4 476	3 394	3 919	4 984**	3 866**	984**
Cash flow, SEK M	-207	-104	48	73	-334	577	-791	-2 035**	-1 682**	164**
Number of employees, 31 December	38 421	36 930	37 388	34 848	34 742	33 870	37 520	38 406	30 362	29 946

* Excluding items affecting comparability. ** In accordance with earlier definition.

PER-SHARE DATA, SEK

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Earnings[1]	17.70	11.20	13.70	14.40	14.30	14.00	8.10	10.15	11.20	13.40
Earnings after dilution[2]	17.60	11.00	13.50	14.30	14.10	13.90	8.10			
Shareholders' equity	88.50	85.80	92.80	95.50	89.00	77.70	72.00	67.30	72.00	66.40
Dividend (2004: proposed)	11.00	10.50	10.00	9.50	9.00	8.00	7.00	7.00	6.50	6.00
Direct return[3], %	4.1	4.2	5.2	4.2	4.0	3.0	5.0	3.1	3.5	5.2
Payout percentage[4], %	62	94	73	66	63	57	86	69	58	45
Quoted prices,										
highest	280	248	262	244	309	282	252	272	186	148
lowest	230	174	188	176	180	137	134	182	111	109
year-end	268	248	195	225	227	268	141	226	184	116
No. of shares at year-end, millions	247.0	250.0	250.0	251.0	258.7	258.7	258.7	258.7	278.5	278.5
Average no. of shares, millions	251.3	250.0	250.5	255.5	258.7	258.7	258.7	268.6	278.5	278.5
P/E ratio[5]	15.1	22.1	14.2	15.6	15.9	19.1	17.4	22.3	16.4	8.7
Quoted price, % of shareholders' equity[6]	303	288	209	235	255	344	196	336	262	175

1) Net profit for the year per share.
2) Net profit for the year per share after dilution for outstanding convertible program.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by earnings per share.
5) Market price of share at year-end in relation to earnings per share.
6) Market price of share at year-end, as a percentage of reported shareholders' equity per share.
Additional definitions, page 44.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT					
	2004	2003	2002	2004		2003		2002	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	19 227	18 090	17 840	3 737	19	2 286	13	2 711	15
Sandvik Mining and Construction	16 617	14 299	13 842	1 704	10	1 444	10	1 477	11
Sandvik Materials Technology	14 423	12 467	12 970	1 259	9	750	6	1 182	9
Seco Tools	4 312	3 902	4 017	809	19	677	17	689	17

PRODUCTION: SANDVIK AB / EHRENSTRÅHLE & CO PREPRESS: C2 PRINT: EDITA, VÄSTERÅS


SANDVIK

www.sandvik.com

SANDVIK AB SE-811 81 SANDVIKEN SWEDEN TEL +46 26 26 00 00 FAX +46 26 26 10 22